                                              FILED PURSUANT TO RULE 424(B)4
                                                REGISTRATION NO. 333-09103


PROSPECTUS



                                1,250,000 SHARES


                                  COMMON STOCK


    Image Guided Technologies, Inc. (the "Company") is hereby offering 1,250,000 shares (the "Shares") of common stock, no par value (the "Common Stock").



    Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that any such market will develop upon completion of this offering. The initial public offering price will be $5.00 per Share. The Common Stock has been approved for quotation on the Nasdaq SmallCap-TM- Market under the symbol "IGTI" and the Common Stock has been approved for listing on the Boston Stock Exchange under the proposed symbol "IGK." For a description of the factors considered in determining the initial public offering price, see "Underwriting."


    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION,  NOR  HAS  THE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
      OR  ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                            ------------------------


                                                             UNDERWRITING
                                                             DISCOUNTS AND     PROCEEDS TO
                                           PRICE TO PUBLIC  COMMISSIONS (1)    COMPANY (2)
Per Share................................       $5.00            $.50             $4.50
Total (3)................................    $6,250,000        $625,000        $5,625,000



(1) Does  not  include additional  consideration  to be  received  by  Hampshire
    Securities Corporation, (the "Underwriter"), in the form of (a) a 3% non-accountable expense allowance and (b) warrants entitling the Underwriter to purchase up to 125,000 shares of Common Stock (the "Underwriter's Warrants"). The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."



(2) Before deducting estimated expenses of the offering payable by the Company of $660,000, including the Underwriter's non-accountable expense allowance, assuming no exercise of the Underwriter's over-allotment option.



(3) The Company has granted the Underwriter an option, exercisable by the Underwriter within 45 days after the date of this Prospectus, to purchase up to an aggregate of 187,500 shares of Common Stock, solely to cover over-allotments, if any. If the Underwriter exercises such option in full, the Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $7,187,500, $718,750, and $6,468,750, respectively. See
    "Underwriting."


                         ------------------------------


    The Shares are being offered by the Underwriter, subject to prior sale, when, as, and if delivered to, and accepted by it, and subject to its right to reject orders in whole or in part and to certain other conditions. It is expected that delivery of certificates will be made against payment therefor at the offices of Hampshire Securities Corporation on or about October 24, 1996.


                            ------------------------

                        HAMPSHIRE SECURITIES CORPORATION

                                ----------------


                THE DATE OF THIS PROSPECTUS IS OCTOBER 21, 1996

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    [A photograph appears on this page which depicts the Company's FlashPoint product and the use of such product in a medical application. From top to bottom, the photograph shows (i) an overhead mounted sensor assembly, (ii) a small square picture of the Company's sensor assembly, dynamic reference frame, handheld probe and host computer, (iii) a handheld probe with light emitting diodes overlapping the top left hand corner of a square picture of the Company's optical localizer in an operating microscope setting with the words "Operating Microscope Application" beneath such picture and the word
"FLASHPOINT-Registered Trademark-" above such picture and (iv) a small picture of the Company's optical localizer in an operating room setting with the words "Neurosurgical Tools Application" at the bottom of such picture. Depictions of a human skull, a human body and three doctors standing over an operating room table are superimposed onto the background of the photograph in addition to scattered words and numbers such as those that appear on a radiological image. The stabilization language above appears within and toward the bottom of such photograph.

    Another photograph appears on the inside of the back cover of the Prospectus which depicts the Company's Pixsys product and the use of such product in commercial applications. From top to bottom, the photograph shows (i) a small square picture of the Company's sensor assembly, dynamic reference frame, handheld probe and host computer with the word "PIXSYS-TM-" immediately to the left of such picture, (ii) a rectangular picture of a hand holding a probe with light emitting diodes with the words "Product Design Application" beneath the picture, (iii) a handheld probe with light emitting diodes and (iv) a small square picture of a sensor array mounted on a tripod with a hand holding a probe with the words "Inspection Application" beneath the picture. Depictions of two automobiles, a space shuttle, a motorcycle and a digitized propeller are superimposed onto the background of the photograph.]

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS DOES NOT GIVE EFFECT TO (I) THE EXERCISE OF THE UNDERWRITER'S OVER-ALLOTMENT OPTION, (II) THE UNDERWRITER'S WARRANTS, (III) UP TO 620,397 SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF OPTIONS GRANTED UNDER THE COMPANY'S 1994 STOCK OPTION PLAN (THE "PLAN") OR (IV) UP TO 40,000 SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF WARRANTS OUTSTANDING AS OF THE DATE HEREOF. IN ADDITION, UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS GIVES EFFECT TO (I) THE CONVERSION OF 83,332 SHARES OF SERIES A PREFERRED STOCK OF THE COMPANY INTO 304,290 SHARES OF COMMON STOCK, AS ADJUSTED FOR CERTAIN ANTI-DILUTION PROVISIONS, UPON THE CLOSING OF THIS OFFERING AND (II) A FOUR FOR FIVE REVERSE STOCK SPLIT OF THE COMMON STOCK EFFECTED ON SEPTEMBER 23, 1996. SEE "DESCRIPTION OF SECURITIES -- RECAPITALIZATION."

                                  THE COMPANY

    Image Guided Technologies, Inc. (the "Company") designs, develops, manufactures and markets products for real-time, precise, free-hand, localization of points in three dimensional ("3D") space. The Company's optical localizers, typically consisting of a number of custom-manufactured light emitting diodes ("LEDs") mounted on a device or instrument to be tracked in 3D space, a relative position dynamic reference device connected to the measured object, a multi-camera array for detecting the LED emissions, a proprietary microprocessor-based control system and proprietary software to calculate the digital coordinate location of the LEDs, have both medical and industrial applications. The Company manufactures its FlashPoint localizer for medical uses and its Pixsys localizer for industrial uses.

        MEDICAL APPLICATIONS. The Company's FlashPoint localizer is a key component of the anatomical image display workstation used by physicians to perform image guided surgery, a specialty procedure in the field of minimally invasive surgery. When the FlashPoint localizer is combined with the imaging software provided by the Company's customers, such as Carl Zeiss, Inc. ("Zeiss"), GE Medical Systems ("GEMS"), Surgical Navigation Technologies, Inc./Sofamor Danek Group ("SNT/Sofamor Danek"), DeeMed International ("DeeMed") and Radionics Software Applications, Inc. ("Radionics"), all of which use the Company's FlashPoint product, the location of specially designed surgical instruments can be tracked in relation to the patient's anatomy during surgical procedures by display as an overlay on medical images (such as magnetic resonance imaging ("MRI") and computerized tomography ("CT")). The Company believes that the ability of the surgeon to track the relative location of specially designed surgical instruments on the image display workstation can result in less invasive procedures that lead to shorter hospital stays and improved patient outcomes.

        INDUSTRIAL APPLICATIONS. The Company's Pixsys localizer is used in various industrial applications to measure the position or shape of objects in 3D space. Illustrative uses include inspection of parts by Harley-Davidson, Inc., detection of surface deformities in car bodies during manufacture by Daimler-Benz and as a 3D navigation aid in its zero-gravity chamber by the United States National Aeronautic and Space Administration ("NASA").

    The Company's business strategy is to systematically enhance the performance of its optical localizers while expanding the market for such products. With respect to enhancing its products, the Company is seeking to increase the products' accuracy, enlarge the field-of-view, increase the sample/ frame rate (throughput) and improve the customer computer interface. With regard to market expansion, the Company is seeking to identify additional measurement applications for its products.

    The Company was founded in 1986 and was incorporated in Colorado in February 1990. The Company's place of business is at 5710-B Flatiron Parkway, Boulder, Colorado 80301, and its telephone number is (303) 447-0248.

    Flashpoint-Registered Trademark-, Dynamic Reference
Frame-Registered Trademark- and Pixsys-TM- are trademarks of the Company.

                                  THE OFFERING


Shares of Common Stock Offered by the
 Company....................................  1,250,000
Common Stock outstanding:
  Prior to the Offering.....................  1,667,741(1)
  Following the Offering....................  2,917,741(1)(2)



Use of Proceeds.............................  Repayment  of   indebtedness,   research   and
                                              development,  marketing and technical support,
                                              purchase of capital equipment, working capital
                                              and other general corporate purposes. See "Use
                                              of Proceeds."
Risk Factors................................  The purchase of the shares of Common Stock of-
                                              fered hereby involves  a high  degree of  risk
                                              and immediate substantial dilution.
                                              Prospective  investors should carefully review
                                              and consider the  information set forth  under
                                              "Risk Factors" and "Dilution."
SmallCap Market Trading Symbol..............  IGTI
Boston Stock Exchange Trading Symbol........  IGK


------------------------------
(1) Excludes up to (i) 620,397 shares of Common Stock issuable upon the exercise of options granted under the Plan and (ii) 40,000 shares of Common Stock issuable upon the exercise of warrants outstanding as of the date hereof.

(2)  Excludes  the exercise of  (i) the Underwriter's  over-allotment option and
     (ii) the Underwriter's Warrants.

                         SUMMARY FINANCIAL INFORMATION


    The following summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and the Notes thereto included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1994 and 1995, and the balance sheet data at December 31, 1995, are derived from, and should be read in conjunction with, the Company's Financial Statements and the Notes thereto audited by Price Waterhouse LLP, independent accountants, included elsewhere in this Prospectus. The statement of operations data for the six month periods ended June 30, 1995 and 1996, and the balance sheet data at June 30, 1996, have been derived from unaudited interim financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results of operations for such periods. The operating results for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year or any future period.

                                                         YEAR ENDED DECEMBER 31,       SIX MONTHS ENDED JUNE 30,
                                                      ------------------------------  ----------------------------
                                                           1994            1995           1995           1996
                                                      --------------  --------------  ------------  --------------
STATEMENT OF OPERATIONS DATA:
Revenue.............................................  $      908,146  $    1,883,802  $    496,865  $    1,746,657
Gross Profit........................................         405,521       1,090,180       237,956       1,012,854
Operating Expenses..................................       1,448,599       1,990,533       974,913         849,367
Income (Loss) from Operations.......................      (1,043,078)       (900,353)     (736,957)        163,487
Net Income (Loss)...................................  $   (1,060,255) $   (1,051,949) $   (725,851) $      125,834
Pro forma Net Income (Loss) per Common Share
 (1)(2).............................................        --        $        (0.63)      --       $         0.06
Pro forma Weighted Average Number of Common Shares
 Outstanding (2)....................................        --             1,675,937       --            2,241,588


                                                                                           JUNE 30, 1996
                                                                                   ------------------------------
                                                                                                    PRO FORMA AS
                                                                DECEMBER 31, 1995      ACTUAL       ADJUSTED (3)
                                                                -----------------  --------------  --------------
BALANCE SHEET DATA:
Cash and Cash Equivalents.....................................   $        31,822   $      137,851   $  4,241,551
Working Capital (Deficit).....................................          (695,147)        (296,840)     4,668,160
Total Assets..................................................           858,615        1,455,840      5,559,540
Notes Payable.................................................           775,000          775,000        --
Accumulated Deficit...........................................        (3,380,855)      (3,255,021)    (3,255,021)
Shareholder's Equity (Deficit)................................          (603,672)        (140,338)     4,824,662


------------------------------
(1) Supplemental pro forma net income (loss) per share for the year ended December 31, 1995 and the six-month period ended June 30, 1996, assuming the notes payable were retired at the beginning of the period using the net proceeds of the offering, are $(0.57) and $0.07, respectively. See "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 1 of Notes to Financial Statements.


(2) The weighted average number of common shares outstanding is pro forma to reflect common and common equivalent shares issued during the 12 month period prior to the filing of the Company's proposed initial public offering. Such shares have been included in the calculation as if they were outstanding for all periods, using the treasury stock method and the initial public offering price of $5.00 per Share. The weighted average number of common shares outstanding is also pro forma to reflect the conversion of all outstanding shares of Series A Preferred Stock to common shares at the time of their issuance.


(3) Pro forma as adjusted to give effect to the sale of the Shares offered by the Company at the initial public offering price of $5.00 per Share, after the deduction of underwriting discounts and commissions and estimated offering expenses and giving effect to the anticipated application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    AN INVESTMENT IN THE SHARES OFFERED HEREBY IS HIGHLY SPECULATIVE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE MADE ONLY BY INVESTORS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS, PRIOR TO MAKING AN INVESTMENT DECISION, SHOULD CAREFULLY CONSIDER, TOGETHER WITH THE OTHER MATTERS REFERRED TO HEREIN, INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES THERETO, THE RISK FACTORS SET FORTH BELOW:

    LIMITED HISTORY OF PROFITABILITY; POTENTIAL FLUCTUATIONS IN OPERATING RESULTS. The Company has experienced significant operating losses since its inception, had an accumulated deficit of $3,380,855 at December 31, 1995 and $3,255,021 at June 30, 1996 and had a net tangible book value deficit of $603,672 at December 31, 1995 and $140,338 at June 30, 1996. While the Company has been profitable during the six months ended June 30, 1996, there can be no assurance that the Company will ever generate sufficient revenues to attain profitability on an annual basis. In addition, because the Company generally ships its products on the basis of purchase orders, operating results in any quarter are highly dependent on orders booked and shipped in that quarter and, accordingly, may fluctuate materially from quarter to quarter. The Company's operating expense levels are based on the Company's internal forecasts of future demand and not on firm customer orders. Failure by the Company to achieve these internal forecasts could result in expense levels which are inconsistent with actual revenues, which could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the Company's quarterly results may also be affected by fluctuating demand for the Company's products, declines in the average selling prices for its products, and by increases in the costs of the components and subassemblies acquired by the Company from vendors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    DEPENDENCE ON A SINGLE TYPE OF PRODUCT. All the Company's revenues are derived from sales of its optical localizers. Although the Company is currently seeking to expand the markets for its localizers, there can be no assurance that it will be successful. Unless the Company can expand its product line or develop additional applications for its products, the Company will be subject to all the risks inherent in a single product enterprise, including increased risk of technological obsolescence. See "Risk Factors--Uncertainty of Market Acceptance."

    UNCERTAINTY OF MARKET  ACCEPTANCE.   The market for  optical localizers  has
only recently commenced to develop. The Company's largest medical device customers, Zeiss and SNT/Sofamor Danek, began commercial sale of their image guided surgery products in 1996. If the market for optical localizers fails to continue to develop, develops more slowly than the Company anticipates or ceases, the Company's business, financial condition and results of operations would be materially and adversely affected. Demand for optical localizers could be affected by numerous factors outside the Company's control, including, among others, market acceptance by medical and industrial customers, changes in governmental regulation and the introduction of new or superior competing technologies. See "Business."


    RAPID TECHNOLOGICAL CHANGE. The market for localizers is characterized by rapid and significant technological change. There can be no assurance that the Company's competitors will not succeed in developing or marketing products or technologies that are more effective and/or less costly and which render the Company's products obsolete or non-competitive. In addition, new technologies and procedures could be developed for medical and other industries that replace or reduce the value of the Company's products. The Company's success will depend in part on its ability to respond quickly to technological changes through the development and improvement of its products. Accordingly, the Company has estimated that approximately $1,000,000 (20.1%) of the estimated net proceeds of this offering will be allocated to fund further research and development activities, and the Company believes that a substantial amount of capital will be required to be allocated to such activities in the future. There can be no assurance that the Company's product development efforts will be successful.

The failure by the Company to improve its existing products and develop new products could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Research and Development" and "Business--Competition."


    CUSTOMER CONCENTRATION. For the year ended December 31, 1995 and the six months ended June 30, 1996, sales to Zeiss accounted for 19% and 45%, respectively, and sales to SNT/Sofamor Danek accounted for 38% and 30%, respectively, of the Company's revenues. The Company's contract with Zeiss will expire at the end of October 1996 (though shipments are scheduled through December 1996) and SNT/Sofamor Danek purchases product from the Company by purchase order. The loss of, or substantial diminution of purchases from the Company by, either of these customers could have a material adverse effect on the Company. None of the Company's customers has entered into any long-term minimum purchase agreements with the Company. Accordingly, purchases from the Company by such customers in any prior period may not be indicative of orders or purchases in any future period, and there can be no guarantee that these companies will remain customers of the Company. See "Risk Factors--Uncertainty of Market Acceptance," "Risk Factors--Rapid Technological Change," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business-- Customers and Use" and "Business--Backlog."


    PATENTS ON SYSTEMS THAT UTILIZE LOCALIZERS. There are a number of patents that utilize a localizer as part of their claimed inventions, several of which relate to the medical industry. One of the patents relating to the medical industry is a patent granted to St. Louis University on January 24, 1995 (the "SLU Patent"), and subsequently licensed to Surgical Navigation Technologies, Inc. ("SNT"), one of the Company's major customers. In general, the SLU Patent covers a particular technique for determining the position of a surgical probe within a patient's body on an historical image of that body. The Company is not in a position to evaluate whether its customers may be infringing the SLU Patent or any of the other patents. If any infringement claim is brought or threatened against any of the Company's customers, it could have a material adverse effect on orders of the Company's products from these customers. See "Business--Intellectual Property."


    ABSENCE OF PATENT PROTECTION. The Company does not have any patents covering its FlashPoint or Pixsys optical localizers. The Company has been issued one U.S. patent (which may cover future products or uses) in connection with which a reissue patent application has been filed which, if granted, may broaden the claims of that patent. In addition, the Company has four original U.S. patent applications pending (three of which, if granted, relate to current uses of the Company's product and the other of which, if granted, may cover future products). The Company primarily relies on a combination of trade secret and copyright laws, together with nondisclosure agreements to protect its know-how and proprietary rights. There can be no assurance that such measures will provide adequate protection for the Company's intellectual property rights, that disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. Furthermore, there can be no assurance that others will not develop similar products or software, duplicate the Company's products or software or that third parties will not assert intellectual property infringement claims against the Company. The Company believes that the manufacture and sale of its FlashPoint localizer does not infringe the SLU Patent, since a localizer is only a component part in the system patented by SLU and since the Company's FlashPoint localizer has substantial non-infringing uses. Moreover, there can be no assurance that any of the Company's pending or future patent applications will be issued, that any patent owned by, or issued to, the Company will not be invalidated, circumvented or challenged (including, without limitation, on the basis of the SLU Patent or other patents), or that the rights granted thereunder will provide meaningful competitive advantages to the Company. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations. See "Business--Intellectual Property."

    Litigation may be necessary to protect the Company's intellectual property rights and trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity (including, without limitation, claims brought by parties whose technology, such as that which may be the basis of the SLU Patent, utilizes a localizer). Such litigation could also result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may be required to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available to the Company on reasonable terms or at all. In addition, should the Company determine to litigate such claims, such litigation could also result in substantial costs and diversion of resources and could materially and adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. See "Business--Intellectual Property."

    COMPETITION. The Company's primary competitor in the medical market currently is Northern Digital, Inc. ("NDI"). In addition, companies with substantially greater financial, technical, marketing, manufacturing and human resources, as well as name recognition, than the Company may also enter the market. Competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote substantially greater resources to the development, marketing and sale of their products than the Company. The Company's customers may determine to develop their own localizers to ensure control over their localizer technology, to be able to differentiate their product or for other reasons. Furthermore, such competitors may develop technology other than that based on infrared optics that is more effective or economical than the technology of the Company in localizing a point in space. Any failure by the Company to develop products that compete favorably in the marketplace would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

    POSSIBLE NEED FOR ADDITIONAL FINANCING. Based on the Company's operating plan, the Company believes that the net proceeds of this offering, together with funds from operations, will be sufficient to satisfy its capital requirements and finance its plans for expansion for at least the next 18 months. Such belief is based on certain assumptions, and there can be no assurance that such assumptions are correct. In addition, contingencies or opportunities may arise which would require the Company to obtain additional capital. Accordingly, there can be no assurance that such resources will be sufficient to satisfy the Company's capital requirements for such period. After such 18-month period, the Company may require additional financing. Such financing may take the form of the issuance of common or preferred stock or debt securities, or may involve bank financing. There can be no assurance that the Company will be able to obtain such additional capital on a timely basis, on favorable terms or at all.

    GOVERNMENT REGULATION. The Company's FlashPoint localizer is incorporated by the Company's customers into medical devices that are subject to extensive regulation by the United States Food and Drug Administration (the "FDA") and, in some instances, by foreign and state governments. The FDA regulates the clinical testing, manufacture, labeling, sale, distribution and promotion of medical devices. Before a new device can be introduced into the market, the manufacturer must obtain market clearance through either the 510(k) premarket notification process or the lengthier and more costly premarket approval ("PMA") application process. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device.

    The Company believes that the FlashPoint localizer is a medical device component not subject to the full panoply of the FDA medical device regulations, including the market clearance requirements. The medical equipment manufacturers that incorporate the FlashPoint localizer into their products are, however, required to obtain market clearance from the FDA for such products. Modifications to such products manufactured by the medical equipment manufacturers will require additional clearances or approvals, if such modifications could significantly affect the safety and effectiveness of the devices or establish a new intended use for the devices. There can be no assurance that the Company's customers have complied or will be able to comply with all applicable market clearance requirements, including those which may arise from the incorporation of the Company's Flashpoint product into the customer's product. Failure on the part of the Company's customers to comply with such requirements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."


    There can be no assurance that the FDA will not require, or change its interpretations or regulations so as to require, the Company to obtain 510(k) clearance for its FlashPoint localizer apart from or in addition to any market clearances obtained by its medical device customers. Failure of the Company to comply with such market clearance requirements could have a material adverse affect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

    Products manufactured by the Company and its medical device customers that incorporate the Company's products are subject to continuing regulation by the FDA. FDA enforcement policy strictly prohibits the promotion of products for any uses other than those for which clearance or approval was obtained. The Company's manufacturing facilities and those of its medical device customers that incorporate its products may also be subject to periodic inspection for compliance with good manufacturing practices ("GMP") and other regulatory requirements by the FDA and comparable state agencies. In addition, international sales of medical devices are subject to foreign regulatory requirements, which vary from country to country. Violations of regulatory requirements of the FDA or foreign or state regulatory agencies or changes in such regulations or interpretations of such regulations, could have a material adverse affect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

    HEALTH CARE REFORM. The health care industry is undergoing fundamental changes as a result of political, economic and regulatory influences. In the United States, comprehensive programs have been proposed that seek to increase access to health care for the uninsured, control the escalation of health care expenditures within the economy and use health care reimbursement policies to help control the federal deficit. The Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery systems and methods of payment and public debate of these issues will likely continue. Due to uncertainties regarding the outcome of reform initiatives and their enactment and implementation, the Company cannot predict which, if any, of such reform proposals will be adopted or when they might be adopted. Other countries are also considering health care reform. Significant changes in health care systems could have a substantial impact on the manner in which the Company conducts its business and could have a material adverse effect on the Company's business, financial condition and results of operations.

    DEPENDENCE ON KEY PERSONNEL. The Company's success depends in significant part on the continued contribution of certain key management and technical personnel, including: Paul L. Ray, Chairman of the Board and Chief Executive Officer of the Company; Robert E. Silligman, President and Chief Operating Officer of the Company; Waldean Schulz, Vice President, Technology and Secretary of the Company; and Jeffrey J. Hiller, Vice President, Finance and Chief Financial Officer of the Company. Although the Company has employment contracts with all four of these individuals through December 31, 1998, the loss of services of any of these individuals could have a material adverse effect on the Company. The Company has obtained, owns and is the sole beneficiary of key man life insurance policies in the amount of $1,000,000 on the lives of each of Mr. Ray and Mr. Silligman. The Company's growth and profitability also depend on its ability to attract and retain other management and technical personnel. See "Management."

    RISK OF PRODUCT LIABILITY CLAIMS. The Company faces an inherent business risk of exposure to product liability claims in the event that the use of its products is alleged to have resulted in adverse effects. To date, no product liability claims have been asserted against the Company. The Company maintains a product liability and commercial general liability insurance policy with coverage of $1,000,000 per occurrence and an annual aggregate maximum coverage of $2,000,000 ($1,000,000 for lawsuits outside the United States, Canada and Puerto Rico). The Company's product liability and general liability policy is provided on an occurrence basis and is subject to annual renewal. There can be no assurance that liability claims will not exceed the coverage limits of such policy or that such insurance will continue to be available on commercially reasonable terms or at all. If the Company does not or cannot maintain sufficient liability insurance, its ability to market its products could be significantly impaired. See "Business--Product Liability Insurance."


    IMMEDIATE AND SUBSTANTIAL DILUTION. The initial public offering price is substantially higher than the Company's negative $0.08 per share pro forma net tangible book value at June 30, 1996. Investors purchasing the Shares will therefore incur immediate, substantial dilution of at least $3.35 per share of Common Stock (67%) (after underwriting discounts and estimated offering expenses payable by the Company). To the extent that outstanding stock options and warrants to purchase shares of Common Stock are exercised, there may be further dilution. See "Dilution."


    ARBITRARY OFFERING PRICE. The public offering price of the Shares has been determined by negotiation between the Company and the Underwriter and may not be indicative of the price at which the Shares will trade after the completion of the offering. Among the factors considered in such negotiations were (i) an assessment of the Company's future prospects, (ii) the experience of the Company's management, (iii) the current financial position of the Company, (iv) the prevailing conditions in the securities markets, including the market value of the publicly traded common stock of companies in similar industries, (v) the market conditions for new offerings of securities and (vi) the demand for similar securities of comparable companies. See "Underwriting."

    NO PRIOR MARKET FOR THE COMMON STOCK. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market therefore will develop or, if any such market develops, that it will be sustained. Accordingly, purchasers of the Common Stock may experience difficulty selling or otherwise disposing of their shares of Common Stock.

    NASDAQ ELIGIBILITY AND MAINTENANCE; POSSIBLE DELISTING OF SECURITIES FROM NASDAQ. In September 1991, the Commission approved new rules that establish new criteria for initial and continued listing of securities on the Nasdaq SmallCap Market. Under such rules, for initial listing, a company must have at least $4,000,000 in total assets, at least $2,000,000 in stockholders' equity, and a minimum bid price of $3.00 per share. For continued listing, a company must maintain at least $2,000,000 in total assets, at least $1,000,000 in stockholders' equity, and a minimum bid price of $1.00 per share.

    If at any time after issuance the Common Stock is not listed on the Nasdaq SmallCap Market, and no other exclusion from the definition of "penny stock" under the Exchange Act is available, transactions in the Common Stock would become subject to the penny stock regulations which impose additional sales practice requirements on broker-dealers who sell securities. See "Risk Factors--Risk of Low-Priced Stocks."

    If the Company should experience losses from operations, it may be unable to maintain the standards for continued listing and the Common Stock could be subject to delisting from the Nasdaq SmallCap Market. Trading, if any, in the Common Stock would thereafter be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet the Nasdaq SmallCap Market listing requirements or in what are commonly referred to as the "pink sheets." As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Common Stock.

    RISK OF LOW-PRICED STOCK. If the Common Stock were delisted from the Nasdaq SmallCap Market, and no other exclusion from the definition of a "penny stock" under the Exchange Act were available, such securities would be subject to the penny stock rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally defined as investors with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase and must have received the purchaser's written consent to the transaction prior to sale. Consequently, such delisting, if it were to occur, could materially adversely affect the ability of broker-dealers to sell the Common Stock and the ability of purchasers in this offering to sell the Shares in the secondary market.

    DIVIDENDS. The Company has not paid any dividends on the Common Stock since inception and does not intend to pay any dividends to its shareholders in the foreseeable future. The Company currently intends to reinvest earnings, if any, in the development and expansion of its business. See "Dividend Policy" and "Description of Securities--Common Stock."


    SHARES ELIGIBLE FOR FUTURE SALE. The sale, or availability for sale, of a substantial number of shares of Common Stock in the public market subsequent to this offering pursuant to Rule 144 under the Securities Act ("Rule 144") or otherwise could materially adversely affect the market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities or debt financing. The availability of Rule 144 to the holders of restricted securities of the Company would be conditioned on, among other things, the availability of certain public information concerning the Company. All of the 1,667,741 shares of Common Stock outstanding immediately prior to the closing of this offering are "restricted securities" as that term is defined in Rule 144 and may, under certain circumstances, be sold without registration under the Securities Act. In addition, any shares issuable upon exercise of options ordinarily could be sold publicly, pursuant to Rule 701 under the Securities Act, commencing 90 days after the Company becomes a reporting Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, shareholders owning 1,600,023 of the outstanding 1,667,741 shares of Common Stock and all holders of outstanding stock options and warrants (other than the Underwriter's Warrants) have agreed not to sell or otherwise dispose of their shares of Common Stock for a period of 18 months from the date of this Prospectus without the Underwriter's prior written consent (which consent will not be unreasonably withheld); in addition, one shareholder who owns 6,400 shares has agreed to the above restrictions on sale for a 12-month period. The Underwriter may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such agreements.


    The holders of the Underwriter's Warrants will have certain demand and "piggy back" registration rights with respect to such warrants and the shares of Common Stock underlying such warrants (the "Warrant Shares") commencing one year after the date hereof. If the Underwriter should exercise its registration rights to effect a distribution of the Underwriter's Warrants or the Warrant Shares, the Underwriter, prior to and during such distribution, will be unable to make a market in the Company's securities, which may therefore be limited. If the Underwriter ceases making a market in the Common Stock, the Company could lose the ability to list the Common Stock on the Nasdaq SmallCap Market because of such market's requirement of at least two market makers, the market and market prices for the Common Stock may be materially adversely affected, and holders thereof may be unable to sell or otherwise dispose of shares of Common Stock. See "Shares Eligible For Future Sale" and "Underwriting."


    SUBSTANTIAL OPTIONS AND WARRANTS RESERVED; CONTINGENT ISSUANCES OF COMMON STOCK. The Company has reserved 640,000 shares of Common Stock for issuance pursuant to the Plan. To date options to purchase an aggregate of 620,397 shares of Common Stock have been granted pursuant to the Plan and warrants to purchase an additional 40,000 shares of Common Stock are outstanding, although the Underwriter is requiring the holders of all of such options and warrants to agree not to sell any shares of Common Stock issuable upon exercise of such options and warrants for a period of 18 months from the date of this Prospectus without the Underwriter's prior written consent (which consent will not be unreasonably withheld). The Company will also sell to the Underwriter in connection with this offering, for nominal consideration, the Underwriter's Warrants to purchase an aggregate of 125,000 shares of Common Stock at a price per share equal to 115% of the initial public offering price per share, subject to adjustment as provided therein. The Company has agreed that, under certain circumstances, it will register under federal and state securities laws the Underwriter's Warrants and/ or the Warrant Shares. The existence of the Underwriter's Warrants, the outstanding options issued under the Plan and such other warrants may prove to be a hindrance to future financings, since the holders of such warrants and options may be expected to exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. See "Management" and "Underwriting--Underwriter's Warrants."


    POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Common Stock may be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, FDA and international regulatory actions, developments with respect to patents or proprietary rights, changes in health care policy in the United States or internationally, changes in stock market analyst recommendations regarding the Company, other companies selling components to the medical device industry and general market conditions may have a significant effect on the market price of the Common Stock. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Stock.


    SUBSTANTIAL PORTION OF NET PROCEEDS ALLOCATED FOR REPAYMENT OF INDEBTEDNESS AND GENERAL CORPORATE AND WORKING CAPITAL PURPOSES. Approximately 17.9% ($890,181) of the estimated net proceeds from the sale of the Shares has been allocated for repayment of indebtedness of the Company, and approximately 33.8% ($1,674,819) of the estimated net proceeds from the sale of the Shares has been allocated to general corporate and working capital purposes. Proceeds allocated to general corporate and working capital purposes may be utilized in the discretion of the Board of Directors. As a result, investors will not know in advance how such net proceeds will be utilized by the Company. See "Use of Proceeds."


    ELIMINATION OF LIABILITY FOR DIRECTORS. The Company's Articles of Incorporation limit the liability of a director of the Company to the Company and its shareholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the Colorado Business Corporation Act ("CBCA"). The CBCA permits elimination of a director's personal liability for monetary damages for breach of fiduciary duty, except (i) for breach of the director's duty of loyalty to a company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,
(iii) for acts specified in Section 7-108-403, CBCA and (iv) for transactions in which the director directly or indirectly derived an improper personal benefit. As a result of such provisions, the rights of Company stockholders to recover monetary damages from directors of the Company for certain breaches of directors' fiduciary duties may be significantly limited. See "Management."

    PREFERRED STOCK; POSSIBLE ANTI-TAKEOVER EFFECTS. The Company's Articles of Incorporation authorizes the Board of Directors to issue up to 2,416,668 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by shareholders, and may include, among other things, voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions. At the date hereof, there are outstanding 83,332 shares of Series A Preferred Stock which will be mandatorily converted into an aggregate of 304,290 shares of Common Stock upon the closing of this offering. The Company has no present plans for the issuance of any additional preferred stock. However, the issuance of any such preferred stock could materially adversely affect the rights of holders of Common Stock and, therefore, could reduce the value of the Common Stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict the Company's ability to merge with, or sell its assets to, a third party. The ability of the Board of Directors to issue preferred stock could discourage, delay or prevent a takeover of the Company, thereby preserving control of the Company by the current shareholders. See "Description of Securities."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 1,250,000 Shares offered hereby are estimated to be approximately $4,965,000 (approximately $5,808,750 if the Underwriter's over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company presently intends to use the net proceeds of this offering as follows:



                                                                                   PERCENTAGE OF NET
APPLICATION OF NET PROCEEDS                                        AMOUNT              PROCEEDS
--------------------------------------------------------------  -------------  -------------------------
Repayment of indebtedness(1)..................................  $     890,181              17.9%
Research and development......................................      1,000,000              20.1%
Marketing and technical support(2)............................      1,000,000              20.1%
Capital equipment(3)..........................................        400,000               8.1%
General corporate and working capital purposes(4).............      1,674,819              33.8%
                                                                -------------             -----
                                                                $   4,965,000             100.0%
                                                                -------------             -----
                                                                -------------             -----


------------------------------

(1) The Company intends to repay debt of approximately $890,181, consisting of $775,000 in principal amount of outstanding loans and $115,181 in interest accrued through October 31, 1996. These loans were made in 1995 and used for working capital and other general corporate purposes. The loans bear interest at the rate of 11% per annum and mature upon the earlier of the closing of a public offering with gross proceeds of at least $5,000,000 or June 30, 1997. See "Certain Transactions".


(2)  Includes   salaries  and  associated  costs  of  additional  marketing  and technical support personnel, trade show expenses and product literature costs.


(3) Includes cost of additional computers, test equipment for research and development, and calibration and manufacturing equipment.


(4) The balance of the estimated net proceeds will be used for general corporate and working capital purposes (including payment of outstanding trade payables). The Company may also utilize a portion of the proceeds of this offering to acquire or license technology or to acquire businesses or establish joint ventures that are complementary to the current or future business of the Company. While the Company is currently evaluating various possibilities, it has no agreements, arrangements or undertakings with any third party for any acquisitions, licenses or joint ventures. There can be no assurance that any new technology will be acquired or licensed, businesses acquired or joint ventures effected or that, if consummated, any such transaction will be successful. See "Business--Research and Development."

    The foregoing represents the Company's best estimate of its allocation of the net proceeds of the sale of the Shares based upon the Company's currently contemplated operations, the Company's business plan and current economic and industry conditions and is subject to reapportionment among the categories listed above or to new categories in response to, among other things, changes in its plans, economic and industry conditions and future revenues and expenditures. The amount and timing of expenditures will vary depending on a number of factors, including changes in the Company's contemplated operations or business plan and changes in economic and industry conditions.

    Based on the Company's business plan, the Company believes that the net proceeds of this offering, together with funds generated by continuing operations, will be sufficient to permit the Company to conduct its operations as currently contemplated for at least the next 18 months. Such belief is based on, among other things, budgeted revenues from product sales and budgeted expenses, and there can be no assurance that such resources will be sufficient for such purpose. The Company may be required to raise substantial additional capital in the future in order to expand operations. In addition, contingencies may arise which may require the Company to obtain additional capital. There can be no assurance that the Company will be able to obtain such capital from any other sources on favorable terms or at all. See "Capitalization," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Pending the use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, investment-grade securities, including government obligations and money market instruments.

                                DIVIDEND POLICY

    The Company has not paid any cash dividends on its capital stock since its inception, and does not expect to pay cash dividends on its Common Stock in the foreseeable future. The Company currently intends to reinvest earnings, if any, in the development and expansion of its business.

                                 CAPITALIZATION

    The following table sets forth the short term debt and capitalization of the Company at June 30, 1996 (i) on an actual basis, (ii) on a pro forma basis to reflect the mandatory conversion of the 83,332 shares of outstanding Series A Preferred Stock into 304,290 shares of Common Stock upon the closing of this offering and (iii) on a pro forma, as adjusted basis to reflect such conversion and to give effect to the application by the Company of the estimated net proceeds from the sale of the Shares. See "Use of Proceeds." This table should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus.


                                                                                    JUNE 30, 1996
                                                                    ----------------------------------------------
                                                                                                      PRO FORMA
                                                                        ACTUAL        PRO FORMA      AS ADJUSTED
                                                                    --------------  --------------  --------------
Short Term Notes Payable (1)......................................  $      775,000  $      775,000  $     --
                                                                    --------------  --------------  --------------
                                                                    --------------  --------------  --------------
Shareholders' Equity (Deficit):
  Series A Convertible Preferred Stock, no par value; 2,500,000 shares authorized, 83,332 issued and outstanding; 2,416,668 shares authorized, none issued and outstanding pro forma or pro
   forma as adjusted..............................................         999,960        --              --
  Common Stock, no par value; 10,000,000 shares authorized;
   1,363,451 shares issued and outstanding actual, 1,667,741
   shares issued and outstanding pro forma, 2,917,741 shares
   issued and outstanding pro forma as adjusted...................       2,114,723       3,114,683       8,079,683
  Accumulated Deficit.............................................      (3,255,021)     (3,255,021)     (3,255,021)
                                                                    --------------  --------------  --------------
  Total Shareholders' Equity (Deficit)............................        (140,338)       (140,338)      4,824,662
                                                                    --------------  --------------  --------------
    Total Capitalization..........................................  $     (140,338) $     (140,338) $    4,824,662
                                                                    --------------  --------------  --------------
                                                                    --------------  --------------  --------------


------------------------------
(1) See Notes 5 and 9 of Notes to Financial Statements for information concerning the Company's indebtedness.

                                    DILUTION


    The pro forma net tangible book value (deficit) of the Company at June 30, 1996, was $(140,338), or $(0.08) per share of Common Stock. Pro forma net tangible book value per share of Common Stock represents the tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of Common Stock outstanding assuming conversion of all outstanding shares of the Company's Series A Preferred Stock. After giving effect to the sale of the Shares offered hereby, and the application of the net proceeds therefrom, the net tangible book value of the Common Stock at June 30, 1996 would have been approximately $4,824,662 or $1.65 per share. This represents an immediate increase in net tangible book value of $1.73 per share to existing shareholders and an immediate dilution to new investors of $3.35 (67%) per share.



                                                                                           PER SHARE
                                                                                     ----------------------
Initial public offering price......................................................              $    5.00
Pro forma net tangible book value at June 30, 1996.................................  $   (0.08)
Increase attributable to new investors (1).........................................  $    1.73
Pro forma net tangible book value after this offering (2)..........................              $    1.65
                                                                                                     -----
Dilution to new investors..........................................................              $    3.35
                                                                                                     -----
                                                                                                     -----


    The following table sets forth, as of the date of this Prospectus, the number of shares of Common Stock purchased from the Company, the percentage of total shares of Common Stock purchased, the total consideration paid, the percentage of total consideration paid and the average price per share of Common Stock paid by the investors in this offering and the current shareholders of the
Company:


                                                  SHARES PURCHASED       TOTAL CONSIDERATION (3)
                                              ------------------------  --------------------------
                                                NUMBER       PERCENT       AMOUNT        PERCENT    AVERAGE PER SHARE
                                              -----------  -----------  -------------  -----------  ------------------
Existing Shareholders.......................    1,667,741       57.2%   $   2,966,524       32.2%      $    1.78
New Investors (4)...........................    1,250,000       42.8%   $   6,250,000       67.8%      $    5.00
                                              -----------      -----    -------------      -----
Total.......................................    2,917,741      100.0%   $   9,216,524      100.0%
                                              -----------      -----    -------------      -----
                                              -----------      -----    -------------      -----


------------------------------
(1) Does not give effect to the exercise of the Underwriter's over-allotment option.


(2)  After  deducting  underwriting  discounts  and  commissions  and   offering
     expenses of approximately $1,285,000 payable by the Company.


(3) Before deducting underwriting discounts and commissions and offering expenses payable by the Company.


(4) In the event of the exercise in full of the Underwriter's over-allotment option, the number of shares of Common Stock purchased, the percentage of total shares of Common Stock purchased, the total consideration paid, the percentage of total consideration paid and the average price per share of Common Stock paid by the investors in this offering would be 1,437,500, 46.3%, $7,187,500, 70.8% and $5.00, respectively, and the percentage of total shares of Common Stock purchased and the percentage of total consideration paid by existing investors would be 53.7% and 29.2%, respectively.



    Other than as noted above, the foregoing computations exclude (i) 620,397 shares of Common Stock issuable upon exercise of stock options and 40,000 shares of Common Stock issuable upon the exercise of warrants outstanding as of June 30, 1996, at a weighted average exercise price of approximately $1.70 per share and (ii) 19,603 shares reserved for future grants under the Plan. Assuming that all of these options and warrants were deemed to be exercised and proceeds were received therefrom, dilution to new investors would be $3.34 per share. See "Management--1994 Stock Option Plan," "Description of Securities" and Note 7 of Notes to Financial Statements.

                         SELECTED FINANCIAL INFORMATION

    The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1994 and 1995, and the balance sheet data at December 31, 1994 and 1995, are derived from, and should be read in conjunction with the Company's Financial Statements and Notes thereto audited by Price Waterhouse
LLP, independent accountants, and included elsewhere in this Prospectus. The statement of operations data for the six months ended June 30, 1995 and 1996 and the balance sheet data at June 30, 1996 have been derived from unaudited interim financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results of operations for such periods. The operating results for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year or for any future period.

                                                          YEAR ENDED DECEMBER 31,       SIX MONTHS ENDED JUNE 30,
                                                       ------------------------------  ---------------------------
                                                            1994            1995           1995          1996
                                                       --------------  --------------  ------------  -------------
STATEMENT OF OPERATIONS DATA:
Revenue..............................................  $      908,146  $    1,883,802  $    496,865  $   1,746,657
Cost of Goods Sold...................................         502,625         793,622       258,909        733,803
                                                       --------------  --------------  ------------  -------------
Gross Profit.........................................         405,521       1,090,180       237,956      1,012,854
                                                       --------------  --------------  ------------  -------------
Operating Expenses:
  Research and Development...........................         291,461         627,266       384,812        328,442
  Selling and Marketing..............................         605,745         767,664       353,223        224,541
  General and Administrative.........................         551,393         595,603       236,878        296,384
                                                       --------------  --------------  ------------  -------------
    Total Operating Expenses.........................       1,448,599       1,990,533       974,913        849,367
                                                       --------------  --------------  ------------  -------------
Income (Loss) from Operations........................      (1,043,078)       (900,353)     (736,957)       163,487
Other Income (Expense)...............................         (17,177)       (151,596)       11,106        (37,653)
                                                       --------------  --------------  ------------  -------------
Net Income (Loss)....................................  $   (1,060,255) $   (1,051,949) $   (725,851) $     125,834
                                                       --------------  --------------  ------------  -------------
                                                       --------------  --------------  ------------  -------------
Pro Forma Net Income (Loss) per share (1)............        --        $        (0.63)      --       $        0.06
                                                                       --------------                -------------
                                                                       --------------                -------------
Pro Forma Weighted Average Number of Common Shares
 Outstanding (2).....................................        --             1,675,937       --           2,241,588

                                                                             DECEMBER 31,
                                                                    ------------------------------
                                                                         1994            1995       JUNE 30, 1996
                                                                    --------------  --------------  --------------
BALANCE SHEET DATA:
Cash and Cash Equivalents.........................................  $       92,406  $       31,822  $      137,851
Working Capital (Deficit).........................................         244,537        (695,147)       (296,840)
Total Assets......................................................         570,882         858,615       1,455,840
Notes Payable.....................................................        --               775,000         775,000
Accumulated Deficit...............................................      (2,328,906)     (3,380,855)     (3,255,021)
Shareholders' Equity (Deficit)....................................         316,544        (603,672)       (140,338)

------------------------------
(1) Supplemental pro forma net income (loss) per share for the year ended December 31, 1995 and the six-month period ended June 30, 1996, assuming the notes payable were retired at the beginning of the period using the net proceeds of the offering, are $(0.57) and $0.07, respectively. See "Use of Proceeds", "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 1 of Notes to Financial Statements.

(2) See Note 1 of Notes to Financial Statements for an explanation of the calculation of the pro forma weighted average number of common shares outstanding.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company designs, develops, manufactures and markets products for real-time, precise, free-hand, localization of points in 3D space. The Company's optical localizers typically consist of a number of custom-manufactured LEDs mounted to the device or instrument to be tracked in 3D space, a relative position dynamic reference device connected to the measured object, a multi-camera array for detecting the LED emissions, a proprietary microprocessor-based control system and proprietary software. The Company shipped its first product in 1992. It introduced its current products, the FlashPoint 5000 and the Pixsys 5000, in the spring of 1995.

    The following table sets forth for the periods indicated certain line items derived from the Company's statement of operations as a percentage of the Company's revenues.

                                                                 YEAR ENDED                SIX MONTHS
                                                                DECEMBER 31,             ENDED JUNE 30,
                                                          ------------------------  ------------------------
                                                             1994         1995         1995         1996
                                                          -----------  -----------  -----------  -----------
Revenue.................................................      100.0%       100.0%       100.0%       100.0%
Cost of Goods Sold......................................       55.3%        42.1%        52.1%        42.0%
                                                          -----------  -----------  -----------  -----------
  Gross Profit..........................................       44.7%        57.9%        47.9%        58.0%
                                                          -----------  -----------  -----------  -----------
Operating Expenses:
  Research and Development..............................       32.1%        33.3%        77.4%        18.8%
  Selling and Marketing.................................       66.7%        40.8%        71.1%        12.9%
  General and Administrative............................       60.7%        31.6%        47.7%        16.9%
                                                          -----------  -----------  -----------  -----------
    Total Operating Expenses............................      159.5%       105.7%       196.2%        48.6%
                                                          -----------  -----------  -----------  -----------
Income (Loss) from Operations...........................     (114.8)%      (47.8)%     (148.3)%        9.4%
Other Income (Expense)..................................       (1.9)%       (8.0)%        2.2%        (2.2)%
                                                          -----------  -----------  -----------  -----------
Net Income (Loss).......................................     (116.7)%      (55.8)%     (146.1)%        7.2%
                                                          -----------  -----------  -----------  -----------
                                                          -----------  -----------  -----------  -----------

RESULTS OF OPERATIONS

    SIX MONTHS ENDED JUNE 30, 1996 AND 1995

    Revenue increased by $1,249,800, or approximately 252%, to $1,746,700 for the six months ended June 30, 1996, as compared to $496,900 for the six months ended June 30, 1995. Such increase was attributable to the introduction and sale of the FlashPoint 5000 and Pixsys 5000 Products.

    Cost of goods sold increased by $474,900, or approximately 183%, to $733,800 for the six months ended June 30, 1996, compared to $258,900 for the six months ended June 30, 1995. Cost of goods sold as a percentage of revenue decreased to 42% for the six months ended June 30, 1996, as compared to 52% for the six months ended June 30, 1995. The increase in cost of goods sold was attributable to increased sales volume and the decrease in cost of goods sold as a percentage of revenue was primarily attributable to the resulting economies of scale from higher production volume.

    Gross profit increased by $774,900, or approximately 326%, to $1,012,900 for the six months ended June 30, 1996, as compared to $238,000 for the six months ended June 30, 1995. Such increase was primarily attributable to the increase in sales volume.

    Research and development expenses decreased by $56,400, or approximately 15%, to $328,400 for the six months ended June 30, 1996, as compared to $384,800 for the six months ended June 30, 1995. This decrease was principally due to the reduction of costs associated with the completion of the FlashPoint 5000 and Pixsys 5000, which products were released during the second quarter of 1995.

    Selling and marketing expenses decreased by $128,700, or approximately 36%, to $224,500 for the six months ended June 30, 1996, as compared to $353,200 for the six months ended June 30, 1995. Such decrease was primarily attributable to the Company's decision to focus its sales and marketing efforts on selling its FlashPoint product to medical device companies rather than also attempting to sell SNT's ear, nose and throat ("ENT") system directly to end users. The Company decided to terminate its efforts to sell SNT's ENT system because the Company believed it could better utilize its resources by concentrating on sales of its FlashPoint product to its medical device customers. See "Business -- Intellectual Property."

    General and administrative expenses increased by $59,500, or approximately 25%, to $296,400 for the six months ended June 30, 1996, compared to $236,900 for the six months ended June 30, 1995. Such increase was primarily attributable to additional personnel and associated costs.

    Operating income increased by $900,500 to $163,500 for the six months ended June 30, 1996, compared to an operating loss of $737,000 for the six months ended June 30, 1995. This increase was primarily attributable to increased revenue, improved gross margin and decreased total operating expenses.

    Net other income (expense) decreased by $48,800 to ($37,700) for the six months ended June 30, 1996 from $11,100 for the six months ended June 30, 1995. This change was primarily due to interest expense of $44,100 incurred in connection with the funds borrowed by the Company during 1995. See "Certain Transactions."

    As a result of the foregoing, net income increased to $125,800 for the six months ended June 30, 1996, compared to a net loss of $725,900 for the six months ended June 30, 1995.

    Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109. Due to the Company's history of pre-tax losses and uncertainty surrounding the timing of realizing the benefits of net operating loss carryforwards, the Company has recorded a valuation allowance against all of its net deferred tax assets as of June 30, 1996. In reaching the Company's determination of the need to provide a deferred tax valuation allowance, the Company considered all available evidence, both positive and negative, as well as the weight and importance given to such evidence. Management concluded that a valuation allowance against deferred tax assets was appropriate at the current time, in accordance with Statement of Financial Accounting Standards No. 109. Specifically, the Company has had annual losses in each of the two years ended December 31, 1994 and 1995, and has only had net income for the six months ended June 30, 1996.

    YEARS ENDED DECEMBER 31, 1995 AND 1994

    Revenue increased by $975,700, or approximately 107%, to $1,883,800 for the year ended December 31, 1995, as compared to $908,100 for the year ended December 31, 1994. Such increase was primarily attributable to the commercial introduction and sale of the FlashPoint 5000 and Pixsys 5000 products.

    Cost of goods sold increased by $291,000, or approximately 58%, to $793,600 for the year ended December 31, 1995, compared to $502,600 for the year ended December 31, 1994. Cost of goods sold as a percentage of revenue decreased to 42% for the year ended December 31, 1995, as compared to 55% for the year ended December 31, 1994. The increase in cost of goods sold was primarily attributable to the increased revenue during the year ended December 31, 1995 and the decrease in cost of goods sold as a percentage of revenue was primarily attributable to the resulting economies of scale from higher production volume.

    Gross profit increased by $684,700, or approximately 169%, to $1,090,200 for the year ended December 31, 1995, compared to $405,500 for the year ended
December 31, 1994. Such increase was principally a result of the increase in revenue.

    Research and development expenses increased by $335,800, or approximately 115%, to $627,300 for the year ended December 31, 1995, compared to $291,500 for the year ended December 31, 1994. This increase was principally due to the development of the FlashPoint 5000 and Pixsys 5000 products, which were commercially introduced during the second quarter of 1995.

    Selling and marketing expenses increased by $162,000, or approximately 27%, to $767,700 for the year ended December 31, 1995, compared to $605,700 for the year ended December 31, 1994. Such increase was primarily a result of the Company's plan to sell SNT's ENT system, which effort ended in the fourth quarter of 1995. See "Business--Intellectual Property."

    General and administrative expenses increased by $44,200, or approximately 8%, to $595,600 for the year ended December 31, 1995, compared to $551,400 for the year ended December 31, 1994. Such increase was attributable to the addition of personnel and related expenses.

    Operating loss decreased by $142,700, or approximately 14%, to $900,400 for the year ended December 31, 1995, compared to an operating loss of $1,043,100 for the year ended December 31, 1994. This decrease was primarily attributable to increased revenue.

    Net other expenses, comprised principally of interest expense, increased by $134,400 (781%) to $151,600 for the year ended December 31, 1995 from $17,200 for the year ended December 31, 1994 due to additional borrowings in 1995.

    As a result of the foregoing, net loss decreased by $8,400, or approximately 1%, to $1,051,900 for the year ended December 31, 1995, compared to $1,060,300 for the year ended December 31, 1994.

    Income tax benefits were not recognized on the Company's 1994 and 1995 net operating losses due to the uncertainty surrounding the future utilization of such net operating losses. As of December 31, 1995, the Company's net operating loss carryforwards were approximately $2,788,000 which expire from the years 2006 to 2010. The Company's ability to use the net operating loss carryforwards are limited due to certain changes in ownership as defined by the Internal Revenue Code. Due to the Company's history of pre-tax losses and the uncertainty surrounding the timing of realizing the benefits of net operating loss carryforwards, the Company has placed a valuation allowance against its deferred tax assets. See Note 6 of Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

    During the six months ended June 30, 1996, the Company used $154,400 in cash for operating activities, principally to fund increased accounts receivable, inventories and other assets. The Company also used $77,100 in cash for investing activities during the six month period ended June 30, 1996 to purchase property and equipment. Also during the six month period ended June 30, 1996, $337,500 in cash was provided by the exercise by certain warrantholders of their warrants to purchase 270,000 shares of Common Stock. See "Certain Transactions."

    During 1995, the Company issued $775,000 in promissory notes, all of which are scheduled to mature on the earlier of the closing of a public offering with gross proceeds of at least $5,000,000 or June 30, 1997. In connection with the issuance of such notes (and the warrants coupled therewith), the Company recorded a debt discount of $131,700 in 1995. As of June 30, 1996, $86,300 in interest had accrued on these notes. The Company intends to pay the principal amount of, and accrued and unpaid interest on, these notes in full with a portion of the proceeds of this offering. See "Certain Transactions" and "Use of Proceeds."

    As of June 30, 1996, the Company had a working capital deficit of $296,800 compared to a working capital deficit of $695,100 at December 31, 1995 (which included $861,300 and $818,200, respectively, of principal and interest owed on the loans which are to be repaid in connection with this offering). See "Use of Proceeds". The improvement in working capital was primarily the result of increases in accounts receivable, inventories and cash resulting from the Company's 1996 net income and the exercise of the warrants. Historically, working capital required to finance the Company's growth has been provided by short-term borrowings and private placement offerings of securities. As of June 30, 1996, the Company did not have a line of credit.

    Based on the Company's business plan, the Company believes that the net proceeds of this offering, together with funds generated by continuing operations, will be sufficient to permit the Company to conduct its operations as currently contemplated for at least the next 18 months. Such belief is based on, among other things, budgeted revenues from product sales and budgeted expenses, and there can be no assurance that such resources will be sufficient for such purpose. The Company may be required to raise substantial additional capital in the future in order to expand operations. In addition, contingencies may arise which may require the Company to obtain additional capital. There can be no assurance that the Company will be able to obtain such capital on favorable terms or at all. See "Use of Proceeds."

                                    BUSINESS

GENERAL

    The Company designs, develops, manufactures and markets products for real-time, precise, free-hand, localization of points in 3D space. The Company's optical localizers, typically consisting of a number of custom-manufactured LEDs mounted on a device or instrument to be tracked in 3D space, a relative position dynamic reference device connected to the measured object, a multi-camera array for detecting the LED emissions, a proprietary microprocessor-based control system and proprietary software to calculate the digital coordinate location of the LEDs, have both medical and industrial applications.

        MEDICAL APPLICATIONS. The Company's FlashPoint localizer is a key component of the anatomical image display workstation used by physicians to perform image guided surgery, a specialty procedure in the field of minimally invasive surgery. When the FlashPoint localizer is combined with the imaging software provided by the Company's customers (such as Zeiss, GEMS, SNT/ Sofamor Danek, DeeMed and Radionics), the location of specially designed surgical instruments can be tracked in relation to the patient's anatomy during surgical procedures by display as an overlay on the MRI or CT image. The Company believes that the ability of the surgeon to track the location of specially designed surgical instruments on the image display workstation can result in less invasive procedures that lead to shorter hospital stays and improved patient outcomes.

        INDUSTRIAL APPLICATIONS. The Company's Pixsys localizer is used in various industrial applications to measure the position or shape of objects in 3D space. Illustrative uses include inspection of parts by Harley-Davidson, Inc., detection of surface deformities in car bodies during manufacture by Daimler Benz and as a 3D navigation aid in its zero gravity chamber by NASA.

    The Company's business strategy is to systematically enhance the performance of its optical localizers while expanding the market for such products. With respect to enhancing its products, the Company is seeking to increase the products' accuracy, enlarge the field-of-view, increase the sample/ frame rate (throughput) and improve the customer computer interface. With regard to market expansion, the Company is seeking to identify additional measurement applications for its products.

IMAGE GUIDED SURGERY

    In image guided surgery, a surgeon tracks the location of specially designed surgical instruments on the medical image (such as CT or MRI). Image guided surgery requires a method for registering (i.e., mapping) the points in the medical image onto the patient's anatomical physical space and a method for localizing (i.e., determining the position in 3D space) the surgical probe or pointer. Surgical position of the probe or pointer is key to the successful completion of a surgical procedure.

    Localization determines the position in 3D space of the registration points and the surgical probe or pointer. The Company's FlashPoint product is used as a localizer for medical applications.

    Until registered, the medical image is only a picture of the relevant anatomy and not a map. By registering the image space with the physical space itself, the image is said to have been registered. By registering the image space with the physical space, medical images become true, point-to-point maps available for precise surgical guidance. The imaging software provided by the Company's medical customers registers the medical image with the physical space.

    Traditionally, pre-operative medical images (such as CT or MRI) were available as pictures that were used for surgical guidance only insofar as the judgment, skill and experience of the surgeon permitted. Prior to surgery, the surgeon arranged the patient's CT or MRI scans (images) upon a light box and carefully reviewed them. Upon commencement of the surgical procedure, the surgeon, based upon his or her memory of the information displayed on such images, performed the surgical procedure.

    Image guided surgery, by allowing the patient's CT, MRI or other medical image to be used as a map, provides the surgeon with a real-time visual representation of the surgical probe or pointing device on the interactive medical image. It allows the spatial position of the probe or pointer to be tracked during the surgical procedure and to be displayed as an overlay on the medical image shown on the workstation. The medical image may either be historical (i.e., pre-operative) as in the products currently being sold by Zeiss, SNT/Sofamor Danek, DeeMed and Radionics, or real-time (i.e., intraoperative) as in the product being developed by GEMS. See "Business--Customers and Use."

    Image guided surgery couples recent advances in imaging with the instruments used in the course of surgery. The result, the Company believes, can be smaller, less invasive procedures that lead to shorter hospital stays and improved patient outcomes. While image guided surgery has been most extensively used in neurosurgery, the Company anticipates that image guided surgery will provide benefits for ear, nose and throat surgery, needle biopsies, orthopedics (e.g., hip replacement surgery), maxillofacial surgery and radiosurgery.

PRODUCTS

    The FlashPoint and Pixsys localizers consist of a number of markers (LEDs) mounted on a pointer device or surgical instrument, a relative position dynamic reference device ("Dynamic Reference Frame") connected to the measured object (a patient in a medical application or a part in an industrial application), a multi-camera array for detecting the X, Y and Z positions of the LEDs, a proprietary microprocessor based control system, and a proprietary, internally developed, software package. The Company's optical localizer is an input subsystem providing real-time mathematical coordinates to a host computer. The Company's optical localizer determines the position of the hand-held probe or surgical instrument and the patient reference device by tracking the X, Y and Z coordinates of each infrared light emitting diode mounted on the probe or surgical instrument and reference device. It then communicates this position in the form of X, Y and Z coordinates to the host computer.

    DYNAMIC REFERENCE FRAME. The Dynamic Reference Frame, typically three LEDs mounted on a fixed frame, allows the patient to be moved during an image guided surgical procedure while maintaining registration between the scanned image, the surgical instrument and the patient. Without this type of feature, the physician would be unable to move the patient, or, if the patient was moved, the registration process would have to be repeated, adding significant time to the surgical procedure.

    INSTRUMENTS. The Company, in conjunction with custom fabricators and surgical instrument manufacturers, provides various instruments, such as probes and pointers, containing LEDs as component parts to its optical localizers. For medical applications, the LED is placed on the instrument, and the distance between the LED and the tip of the instrument is precisely calibrated. These instruments are designed to be reused on a limited basis. The Company plans to design and market other instruments, some of which may be disposable, for use with its localizer.

    MARKERS. The Company's present line of optical localizers utilize infrared LED markers, the positions of which are tracked by the FlashPoint and Pixsys systems. Because the emission characteristics of each LED affects overall system performance, the Company provides a custom-manufactured line of LEDs for its products. The LEDs are consumable items and, depending upon the customer's application, the life expectancy varies.


    Most localizers sold by the Company are customized to satisfy customer requirements. Some customers either do not use, or purchase their requirements from others for, reference devices, instruments and markers. A standard localizer for medical applications containing all of the above parts, other than the Dynamic Reference Frame, currently has a list price of $25,000.

    The FlashPoint and Pixsys localizers have a mean accuracy of better than 0.4 mm with a maximum error within a 1 meter sphere of less than 1 mm. This accuracy is achieved both through the design of the product and through the use of a highly accurate calibration process. The device used to calibrate the FlashPoint and Pixsys products is a Zeiss DB 900 4860-36 bridge type, dual beam Coordinate Measuring Machine ("CMM"). The CMM is a measurement device which has a linear displacement accuracy of: X axis = 0.0076 mm, Y axis = 0.0102 mm, Z axis =
0.0064 mm, and a volumetric performance of 0.0165 mm. The CMM is routinely calibrated to, and the results are traceable to the appropriate standards of, the National Institute of Science and Technology ("NIST"). See "Business--Manufacturing Operations."

CUSTOMERS AND USE

    MEDICAL APPLICATIONS


    The Company's FlashPoint product is used to determine the position in 3D space of the surgical probe or instrument. The FlashPoint 5000 medical optical localizer is a component currently being integrated into medical devices manufactured by GEMs, Zeiss, SNT/Sofamor Danek, DeeMed and Radionics. For the year ended December 31, 1995 and the six months ended June 30, 1996, sales to Zeiss accounted for 19% and 45%, respectively, and sales to SNT/Sofamor Danek accounted for 38% and 30%, respectively, of the Company's revenues. The Company's contract with Zeiss will expire at the end of October 1996 (though shipments are scheduled through December 1996) and SNT/Sofamor Danek purchases product from the Company by purchase order. The loss of, or substantial diminution of purchases from the Company by, either of these customers could have a material adverse effect on the Company. None of the customers listed below has entered into any long-term minimum purchase agreements with the Company. Accordingly, purchases from the Company by such customers in any prior period may not be indicative of orders or purchases in any future period, and, of course, there can be no guarantee that these companies will remain customers of the Company.


    GE MEDICAL SYSTEMS, MILWAUKEE, WISCONSIN. In 1993, GEMS introduced its magnetic resonance guided therapy ("MRT") system which provides direct physician access to the patient during imaging, giving a real-time, internal view of patients for procedures such as needle biopsies. MRT is currently used to plan, guide and monitor surgical procedures in a minimally invasive manner. FlashPoint is being used by GEMS for the guidance system in its MRT device. The initial GEMS MRT system is at Harvard University's Brigham and Women's Hospital. GEMS is currently shipping this system to clinical sites worldwide and is preparing its submission to the FDA.

    CARL ZEISS, INC., THORNWOOD, NEW YORK, A SUBSIDIARY OF CARL ZEISS, OBERKOCHEN, GERMANY. The Company's FlashPoint product is an integral and key component of the Zeiss SMN Stereotactic System. By combining imaging diagnostic data with powerful computers, precision optics and finely crafted hand-held instrumentation, Zeiss has created a product enhancement to its operating microscope line. The SMN product is targeted as an enhancement to Zeiss' worldwide installed base of surgical microscope systems.

    SURGICAL NAVIGATION TECHNOLOGIES, INC., BROOMFIELD, COLORADO. SNT integrates FlashPoint into its StealthStation-TM-, which offers precise real-time positional information for free-hand stereotaxy in neurosurgical and spinal applications. SNT is the system integrator for Sofamor Danek Group's neuro-navigation system. Sofamor Danek is SNT's exclusive distributor for SNT's StealthStation and acquired SNT in May 1996.

    DEEMED INTERNATIONAL, GRENOBLE, FRANCE. DeeMed incorporates the FlashPoint product into the Surgiscope, its surgical robot utilized for accurate positioning of surgical microscopes. DeeMed first used the FlashPoint system in its initial prototype in early 1993. The original system continues in operation at Necker Hospital, Paris, France. DeeMed was acquired by Electa Instrument AB in July 1996.

    RADIONICS SOFTWARE APPLICATIONS, INC., A SUBSIDIARY OF RADIONICS, INC., BURLINGTON, MASSACHUSETTS. Radionics employs the FlashPoint in the Radionics Optical Tracking System for Frameless Stereotaxy.

This real-time, free-hand stereotaxy system is primarily used in neurosurgical applications. Radionics began using an earlier model of the FlashPoint in 1994 and has recently incorporated the latest generation FlashPoint product into its system.

    INDUSTRIAL APPLICATIONS

    The Company's Pixsys product is used to determine the position or shape of an object by rapidly collecting a large number of points on the object's surface. To date, each of the Company's industrial customers has purchased no more than several Pixsys products. The following sets forth several indicative ways in which the Pixsys product is used in industrial applications:
Harley-Davidson (whose Pixsys localizer is integrated into a product sold by Computer Design, Inc.) uses such product to inspect parts; Daimler Benz uses such product in its system for detecting surface deformities in car bodies during manufacture; and NASA uses such product as a 3D navigation aid in its zero gravity chamber. Sales to industrial customers constituted approximately 24% of sales in 1994, 11% of sales in 1995 and 11% of sales during the first six months of 1996.

    The Company is seeking additional applications for its Pixsys product. For example, Brewco, Inc., Central City, Kentucky ("Brewco"), has contracted with the Company for the Company to develop a proof of concept model of its Pixsys product for use with Brewco's frame straightening machines for automobile collision repair. If the concept proves viable, the parties contemplate entering into an OEM agreement pursuant to which the Company will supply its Pixsys product to Brewco and Brewco will incorporate the Pixsys into its system to measure the distortion caused by the collision and the results of the straightening operation. There can be no assurance, however, that any such product will be developed, or if developed, be economical or accurate, or that the parties will enter into an OEM agreement.

MARKETING AND SALES

    The Company employs a marketing strategy focused on selling its localizer under OEM agreements to a number of medical device companies. Since the localizer is a key component in the medical device company's image guided surgery system and since the medical device company has to design its system specifically to incorporate the localizer, the OEM agreements are intended to assure the medical device company that the Company will be a reliable supplier. The Company anticipates that it may make available source code escrow agreements to the medical device company which, in appropriate circumstances, may grant the medical device company the license to manufacture the localizer using the Company's technology for the purpose of incorporating it into the medical device company's product if the Company is unwilling or unable to comply with its obligations under the OEM agreement.

    The Company currently has OEM agreements with Zeiss, DeeMed and Radionics; GEMS and SNT/Sofamor Danek do not have supply agreements and instead purchase product by purchase order. Zeiss' agreement with the Company is a one-year agreement for a fixed number of units at a fixed price that expires at the end of October 1996. DeeMed's agreement is a five-year agreement with no minimum purchase requirements, though the agreement can be terminated by the Company after three years if a minimum number of units has not been purchased. Prices are subject to annual renegotiation. Radionics' agreement is a three-year agreement with no minimum purchase requirements. Prices are subject to change upon 90 days prior written notice by the Company. Since there are no long-term purchase requirements with any of the Company's customers, past sales to customers may not be indicative of orders or purchases in any future period. See "Business--Backlog."

    The Company's industrial marketing strategy includes selling pursuant to OEM and value added reseller ("VAR") agreements to companies which will include the Company's Pixsys product in their systems for industrial applications. The Pixsys product used by Harley-Davidson was sold to Computer Design, Inc. and integrated into its proprietary CAD (computer aided design) software package. The Company also has a domestic sales representation agreement with SANDAB, Inc. ("SANDAB") under which SANDAB has been appointed the Company's exclusive representative to sell the Company's products to non-medical users, but including dental and orthodontic users, in the States of

Michigan, Ohio, Pennsylvania and West Virginia and the Province of Ontario and as the Company's non-exclusive representative in the State of Indiana. This agreement can be terminated on 90 days advance written notice by either party, but commissions will continue to be due on orders received prior to termination.

BACKLOG

    At December 31, 1995, the Company's backlog was $1,832,700 and at June 30, 1996 it was $870,600. Since backlog fluctuates depending on how customers order their products and over what period of time, the Company currently does not consider backlog to be a meaningful indicator of future sales.

COMPETITION

    Although 3D localization can be performed in a number of ways, the use of LEDs as markers and optical sensor arrays as receivers is currently the technology  of  choice  for  manufacturers  of  image  guided  surgery  systems.
Currently, two designs of optical localizers are available. The Company's FlashPoint product, as well as the NDI OPTOTRAK-Registered Trademark-, use a technical approach that employs three linear photo detectors, also known as linear charge coupled devices ("CCDs"), in the camera assembly. Each of these linear arrays has between 2000 and 5000 discrete CCD elements called pixels, arrayed in a single line which can be quickly scanned to determine the location of the light energy being detected. The second approach employs two two-dimensional arrays having between 250 to 1000 elements (pixels) in each row of a CCD that is arrayed in a matrix of equal length rows and columns. In this configuration, the CCD array must be scanned sequentially through each row from top to bottom, the same as a standard television camera, to measure the location of the light energy being emitted. Since the linear array CCD has a greater number of pixels than any row of the two-dimensional (matrix) CCD, there is an increased resolution in the linear array which contributes to increased accuracy. Additionally, since the linear array only needs to be scanned from end to end to measure the light being detected and the 2D array must be scanned from the beginning of the top row to the end of the bottom row in the matrix, the linear array systems can provide faster throughput of measurements.


    The Company believes it is currently a leader in the sale of optical localizers to the medical market. The Company's primary competitor in the medical OEM market is NDI. NDI markets both the OPTOTRAK and the Polaris to the medical OEM marketplace. The OPTOTRAK is a high performance 3D, infrared based optical localizer having a selling price of approximately $60,000. Although the OPTOTRAK has been found useful in motion tracking, its physical size and cost have generally limited its medical applications to proof-of-concept and research applications. In April 1996, NDI introduced the Polaris, an infrared based optical localizer using two two-dimensional CCD cameras. Preliminary feedback from the marketplace indicates the Polaris has reduced performance compared to the OPTOTRAK and has an approximate selling price of $25,000, which is comparable to the Company's list price for its FlashPoint product. Other companies, such as Phillips Medical Systems, BrainLab GmbH and Radionics, have developed two camera optical localization devices for their prototype image guided surgery systems. The Company believes competition with respect to sales of optical localizers is based primarily on price, ease of use, ability to satisfy customer requirements and accuracy.


    Companies have also attempted to use other mediums as localization devices for medical applications. For example, much of the early technical work relative to medical applications involved the tracking of sound markers. The inherent characteristics of the sound markers used in medical applications, coupled with the technical limitations of the use of sound based systems in an MRI or operating room environment, hampered the medical application of this technology. Only one major medical company used the sonic technology. That company no longer uses such technology. Sonic technology is still used in industrial applications because of its ability to make measurements in large fields-of-view.

    Mechanical arm localizers are used extensively in industrial application, but are used as the basis of only two medical devices. In medical applications, the "feel" and range of motion of the arm impose significant constraints on the surgeon, thus limiting the use of the device. Similarly, magnetic field localizers have also been used in, or evaluated for, such applications. Errors caused by the movement of metal components in and around the surgical field have made these magnetic field localizers impractical for most general surgery applications.


    Companies other than NDI may also become competitors. Competitors may have substantially greater financial, technical, marketing, manufacturing and human resources, as well as name recognition, than the Company. Competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote substantially greater resources to the research and development, marketing and sale of their products than the Company. Also, the Company's customers may determine to develop their own localizers to insure control over their localizer technology, to be able to differentiate their product or for other reasons. Furthermore, such competitors may develop technology other than that based on infrared optics that is more effective or economical than the technology of the Company in localizing a point in 3D space. See "Risk Factors-- Competition."


MANUFACTURING OPERATIONS

    The Company's manufacturing activities primarily consist of assembling and testing components and subassemblies acquired from qualified vendors, as well as final assembly and testing of the Company's fully-configured systems. Components are generally available from several sources although the order lead-time for the semi-custom isolated power supply used in the FlashPoint 5000 varies from four to six months. The Company's recent relocation to its new facility has allowed it to expand its manufacturing space. The new facility has adequate expansion room to nearly double the manufacturing space presently being used. An integrated manufacturing planning and control computer system is in place which provides for material requirements planning and inventory control, manufacturing planning and scheduling and production work order tracking. See "Business-- Facilities."

    The Company recently made a significant investment to improve the calibration process for the products being shipped to its customers. A CMM measurement device was leased and installed in the new facility. This new system provides a higher degree of accuracy and consistency in the Company's calibration process and gives the Company a final calibration tool which is traceable to NIST standards. The CMM system is also used by the Company's research and development staff for research and development projects. See "Business--Products."

INTELLECTUAL PROPERTY

    The  Company  has  been  issued  U.S.  Patent  5,198,877  on  its SprayLight technology which is a non-contact, laser based, hand-held 3D localizer that allows the user to acquire simply and easily a multitude of points on the surface of an object or anatomy by sweeping a hand-held scanner over the desired target. This patent expires in 2010 and its claims do not cover any product currently being sold by the Company. An application to reissue this patent has been filed which, if granted, may broaden its claims. The Company has four original patent applications which are currently pending in the U.S. Patent and Trademark Office (three of which, if granted, relate to current uses of the Company's product and the other of which, if granted, may cover future products) and has submitted several applications for patents to various international patent agencies. However, the Company primarily relies on a combination of trade secret and copyright laws, together with non-disclosure agreements, to establish and protect proprietary rights in its products. The non-disclosure agreements generally prohibit disclosure and use of the Company's confidential information by the parties to the agreements. Since trade secret, copyright and non-disclosure agreements do not protect against reverse engineering or independent invention, there can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology.

    The Company's optical localizer is a complicated measuring device. Its software contains elaborate mathematical modeling and its manufacture requires precise production and careful calibration. The Company believes that it would be impractical and not cost-effective for third parties to attempt to duplicate the Company's software and production process. Unauthorized parties, nevertheless, may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. The cost of enforcement by the Company of its proprietary rights could be significant, regardless of the outcome of such enforcement proceedings. Moreover, the Company's proprietary rights will not prevent competitors of the Company from developing their own localizers using their own technology. See "Risk Factors--Absence of Patent Protection" and "Risk Factors-- Competition."

    On January 24, 1995, St. Louis University was granted a patent covering a particular technique for determining the position of a surgical probe within a patient's body on an historical image of that body. Shortly thereafter, the Company entered into an agreement with SNT, under which, among other things, (i) the Company agreed to supply, and SNT agreed to purchase, the Company's optical localizer, (ii) the Company agreed not to sell its optical localizer to any customer whose use would knowingly infringe the SLU Patent and (iii) the Company was granted the exclusive right, subject to certain minimums, to sell SNT's image display workstations to ENT (ear, nose and throat) customers worldwide. The agreement with SNT was terminated at the Company's request in the fall of 1995 due to the Company's decision to focus on the sale of its FlashPoint product to medical device customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Results of Operations." SNT/Sofamor Danek remains a key customer of the Company. The Company believes that the manufacture and sale of its FlashPoint localizer does not infringe the SLU Patent, since a localizer is only a component part in the system patented by SLU and since the Company's FlashPoint localizer has substantial non-infringing uses. Under one part of the agreement with SNT which was not terminated, the Company assigned to St. Louis University all right, title and interest it had in the SLU Patent. See "Risk Factors--Customer Concentration; Patents on Systems That Utilize Localizers" and Risk Factors--Absence of Patent Protection."

    The Company recently entered into a license agreement with Vexcel Corporation pursuant to which Vexcel granted the Company a non-exclusive world-wide license to make, use and sell products covered by Vexcel's mandibular motion monitoring system. This license may be of value in connection with systems utilizing the Company's products in maxillofacial surgery.

GOVERNMENT REGULATION

    The Company's FlashPoint localizer is incorporated into medical devices that are subject to extensive regulation by the FDA and, in some instances, by foreign and state governments. The FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices. Before a new device can be introduced into the market, the manufacturer must generally obtain market clearance through either the 510(k) premarket notification process or the lengthier and more costly PMA application process. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device.

    In the United States, medical devices are classified in one of three classes (Class I, II or III), on the basis of the controls deemed necessary by the FDA to reasonably assure their safety and effectiveness. Under FDA regulations, Class I devices are subject to general controls (for example, labeling, premarket notification and adherence to GMPs) and Class II devices are subject to general and special controls (for example, performance standards, postmarket surveillance, patient registries and FDA guidelines). Generally, Class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (for example, life-sustaining, life-supporting and implantable devices or new devices which have not been found substantially equivalent to legally marketed devices).


    Before a new device can be introduced into the market, the manufacturer must generally obtain market clearance through either a 510(k) notification or a PMA application. A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or II medical device or to a Class III medical device for which the FDA has not called for a PMA. Commercial distribution of a device for which a 510(k) notification is required can begin only after FDA issues an order finding the device to be "substantially equivalent" to a predicate device. The FDA has recently been requiring a more rigorous demonstration of substantial equivalence than in the past. It generally takes from four to twelve months from the date of submission to obtain a 510(k) clearance, though it may take longer.

    A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device or if it is a Class III device for which FDA has called for PMAs. A PMA application must be supported by valid scientific evidence which typically includes extensive data, including human clinical trial data to demonstrate the safety and effectiveness of the device. The PMA application must also contain the results of all relevant bench tests, laboratory and animal studies, a complete description of the device and its components and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling, advertising literature and training methods, if required. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought have never been approved for marketing.

    If human clinical trials of a device are required in connection with either a 510(k) notification or a PMA, and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) is required to file an investigational device exemption ("IDE") application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is reviewed and approved by the FDA and one or more appropriate Institutional Review Boards ("IRBs"), human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by one or more appropriate IRBs.


    The Company believes that the FlashPoint localizer is a medical device component not subject to the full panoply of the FDA medical device regulations, including the market clearance requirements. The medical equipment manufacturers that incorporate the FlashPoint localizer into their products are, however, required to obtain market clearance from the FDA for such products. Modifications to such products manufactured by the medical equipment manufacturers will require additional clearances or approvals if such modifications could significantly effect the safety and effectiveness of the devices or establish a new intended use for the devices. There can be no assurance that the Company's customers have, with respect to their products that incorporate FlashPoint localizers, complied or will be able to comply with all applicable market clearance requirements. Failure on the part of the Company's customers to comply with such requirements could have a material adverse effect on the Company's business, financial condition and results of operations.


    There can be no assurance that the FDA will not require, or change its rules or interpretations so as to require, the Company to obtain 510(k) clearance for its FlashPoint localizer apart from, or in addition to, any market clearances obtained by its medical device customers. Failure of the Company to comply with such market clearance requirements could have a material adverse affect on the Company's business, financial condition and results of operations.

    Products manufactured by the Company and its medical device customers that incorporate the Company's products are subject to pervasive and continuing regulation by the FDA. FDA enforcement policy strictly prohibits the promotion of products for any uses other than those for which clearance or approval was obtained. The Company's manufacturing facilities and those of its medical device customers that incorporate its products may also be subject to periodic inspection for compliance with GMP and other regulatory requirements by the FDA and comparable state agencies. The Company is currently installing the necessary systems and controls to become certified under the ISO 9001 standards (the European equivalent to GMPs). This process requires a significant investment of time and resources to complete.

    The introduction into foreign markets of the Company's FlashPoint localizer and the products of the medical equipment manufacturers that incorporate the FlashPoint localizer may also subject the Company and such customers to foreign regulatory clearances and requirements which may impose additional substantial costs and burdens. International sales of medical devices are subject to the regulatory requirements of each country. The regulatory process varies from country to country.

    Violations of regulatory requirements of the FDA or foreign or state regulatory agencies or changes in such regulations or in interpretations of such regulations, could have a material adverse affect on the Company's business, financial condition and results of operations.

RESEARCH AND DEVELOPMENT


    The Company devotes a significant portion of its resources to research and development. In 1995, 33% of revenues (or $627,266) were spent on the development and commercial introduction of the FlashPoint 5000 and Pixsys 5000. The Company has estimated that approximately $1,000,000 (20.1%) of the estimated net proceeds of this offering will be allocated to fund further research and development activities and the Company believes that a substantial amount of capital will be required to be allocated to such activities in the future.


    The Company has developed core competencies in software development, mathematical modeling of the 3D measurement process, digital signal processing, circuit design, computer system integration and 3D optical sensor system development. Outside consultants and contract engineering are employed, when needed, for optical system design, surgical instrument development and safety engineering. The Company's engineers work closely with its OEMs and VARs to assist in the integration of the Company's products with customer systems and to identify new applications for the Company's products.

    The Company is currently developing a family of infrared optical camera systems to meet a range of requirements for different sized fields-of-view and measurement accuracy. Although optical sensing systems appear to be the best technology choice for the present time, the Company's advanced development team is evaluating a number of methodologies for detecting and measuring a point in space and/or creating an image of a complex surface. These include a variety of both passive and active markers, video imaging techniques and advanced software and hardware designs.

    The Company's product development engineering staff is currently in the requirements development phase for the FlashPoint 6000, which will have a higher degree of accuracy, a larger field-of-view, a faster sample/frame rate and a more flexible interface to customers' systems. The Company's current target date for the release of the FlashPoint 6000 is in the first quarter of 1998. There can be no assurance that this target date will be met or that the Company will successfully develop this product.

    Additional projects are in the planning stage to create a series of unique, proprietary marker devices such as high accuracy LEDs, passive markers, non-magnetic markers for surgical instruments used in magnetic resonance environments and a family of probes and instruments for both the medical and industrial markets. The Company is currently considering making some or all of the probes and instruments cost effective, single-use disposable items. These are especially important for the medical markets served by the Company. There can be no assurance, however, that any of these products will be developed.

    Although the Company intends to build on, and expand its current technical competencies to introduce new products and product enhancements, it also intends to review compatible, complimentary technology for possible acquisition or licensing. See "Use of Proceeds."

PRODUCT LIABILITY INSURANCE

    The Company faces an inherent business risk of exposure to product liability claims in the event that the use of its products is alleged to have resulted in adverse effects. To date, no product liability claims have been asserted against the Company. The Company maintains a product liability and commercial general liability insurance policy with coverage of $1,000,000 per occurrence and an annual aggregate maximum coverage of $2,000,000 ($1,000,000 for lawsuits outside the United States, Canada and Puerto Rico). The Company's product liability and general liability policy is provided on an occurrence basis and is subject to annual renewal. There can be no assurance that liability claims will not exceed the coverage limits of such policy or that such insurance will continue to be available on commercially reasonable terms or at all. If the Company does not or cannot maintain sufficient liability insurance, its ability to market its products could be materially adversely affected. See "Risk Factors--Risk of Product Liability Claims."

EMPLOYEES

    At August 31, 1996, the Company had twenty-five full-time employees, including six employees in research and development, nine in manufacturing and support services, three in sales and marketing and seven employees in administration and finance. None of the Company's employees are party to a collective bargaining agreement. The Company believes its relations with its employees are satisfactory.

FACILITIES

    The Company occupies 12,900 square feet within a 133,000 square foot multi-tenant facility in Boulder, Colorado, where it performs all development, manufacturing, marketing and corporate activities. The base rent payment is approximately $9,200 per month for 1996, $9,700 per month for 1997 and $10,200 per month for 1998. In addition to base rent, the Company pays its pro-rata share of building operating expenses, insurance and taxes and its own utilities. The Company believes the present facility will provide adequate space during the remaining term of the lease, which expires in January 1999.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following sets forth certain information with respect to each executive officer and director of the Company.

               NAME                     AGE                       POSITION
-----------------------------------     ---     ---------------------------------------------
Paul L. Ray........................     49      Chief Executive Officer and Chairman of the
                                                 Board of Directors
Robert E. Silligman................     56      President and Chief Operating Officer
Jeffrey J. Hiller..................     44      Chief Financial Officer and Vice President of
                                                 Finance
Waldean Schulz, Ph.D...............     51      Vice President of Technology, Secretary and
                                                 Director
Ray Hauser, Ph.D. (2)..............     69      Director
Clifford F. Frith (1)..............     57      Director
Robert T. Hamilton (1)(2)..........     52      Director
David G. Sengpiel (1)(2)...........     43      Director

------------------------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

    PAUL L. RAY has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since January 1994, has served as a Director of the Company since 1992 and served as President of the Company from January 1994 through November 1995. Prior to his employment with the Company, Mr. Ray was a Managing Partner and a Director of Paradigm Partners, LLC, Boulder, Colorado. Paradigm Partners, LLC is the managing general partner of Paradigm Capital
Network, Ltd., a Colorado limited partnership which engages in venture investment. Prior to co-founding Paradigm Partners in 1992, Mr. Ray, through his own company, MedCap, Ltd., Denver, Colorado, provided management consulting services to companies in the medical industry. Mr. Ray has 27 years of management experience in the medical industry, with an emphasis on medical devices. He is a founder and a board member of the Colorado Biomedical Venture Center and serves as a director for several private companies. Mr. Ray holds a Bachelor of Science in Business Administration from Ball State University.

    ROBERT E. SILLIGMAN joined the Company as President and Chief Operating Officer in November 1995. From June 1992 to November 1995, Mr. Silligman served as President of Leadership Development Systems, Inc. a productivity improvement and management development consulting firm. Before founding Leadership Development Systems, Inc., Mr. Silligman, from March 1990 through June 1992, was Vice President and General Manager of Medtronic Hemotec, Inc., a medical diagnostic products company. Mr. Silligman has also held the positions of Vice President and General Manager of Becton Dickenson Critichem Products Group, President and Chief Executive Officer of Advanced Surgical Technologies, Inc. and Executive Vice President and Chief Operating Officer of Irex Corp., all manufacturers of high technology medical products. Mr. Silligman holds an Engineering Degree from Perry Institute of Technology and a Bachelor of Science in Business Administration from California Western University.

    JEFFREY J. HILLER joined the Company in January 1994 as Chief Financial Officer and was elected Vice President, Finance in May 1994. From 1988 through 1993, Mr. Hiller was employed by BI Incorporated, a publicly held electronic monitoring equipment company, first, as manager of business development and, from 1989 through 1993, as Vice President of Finance and Chief Financial
Officer. From 1985 to 1988, Mr. Hiller was President of Flatiron Capital Corporation, a capital equipment leasing company that provided computer and aircraft financing to highly capitalized public companies. Mr. Hiller held several management positions in the Treasury Division of Storage Technology Corporation from 1978 to 1985. Mr. Hiller holds a Bachelor of Science in Business Administration from the University of Colorado.

    WALDEAN A. SCHULZ, PH.D., is the Vice President, Technology, Secretary and a Director of the Company. Dr. Schulz is the founder of the Company and served as its President from its inception until December 1990, at which time he assumed his present position. In 1979, Dr. Schulz co-founded Language Resources, a software company. Prior to 1986, Dr. Schulz was a Product Manager for multiple projects at NBI, Inc., a word processing company, and Intel Corporation. At Intel Corporation, Dr. Schulz led the development of the first ANSI-76 FORTRAN compiler and participated in the design of the microprocessors now used in DOS-based personal computers. Dr. Schulz obtained his undergraduate and masters degrees in mathematics, as well as his Ph.D. in computer science, from the University of Colorado.

    RAY L. HAUSER, PH.D., has served as a Director of the Company since 1991. Dr. Hauser has started several companies, including Dental Science Laboratories, an electro-anaesthesia device company, Tele:Time Corporation, a digital telephone call duration measurement device company, and Hauser Laboratories, Inc., an independent materials testing and chemical laboratory. He was co-founder and has been director of Hauser Chemical Research, Inc. from 1983 to present, a company that supplies Taxol for cancer therapy. Dr. Hauser has also been a Senior Scientist with Hauser Chemical Research, Inc. since 1990. From 1961 to 1990, Dr. Hauser was a founder, and held various management positions at, Hauser Laboratories, Inc. From 1957 to 1961, Dr. Hauser was employed by Martin Marietta Corporation as head of the Materials Engineering Unit, Titan Missile Project. Dr. Hauser has a Ph.D. in Chemical Engineering from the University of Colorado, a Masters of Engineering in Chemical Engineering from Yale University and a Bachelor of Science in Chemical Engineering from the University of Illinois.

    CLIFFORD F. FRITH has served as a Director of the Company since January 1994. Mr. Frith currently serves as the President of several small start-up companies including Poretics, a clinical chemistry and medical filter company which is a division of Osmonics, Inc., a water purification equipment company. He joined American Business Advisors, Inc., as a Vice President in November 1993 until he left that company in January 1996. In this capacity, Mr. Frith has provided research and development, marketing and corporate management services to a wide variety of small to mid-size high technology companies. He has been the President and a director of Boulder Intertec Inc., a business management advising service, since June 1992. Mr. Frith was a founder, director and chief executive officer of Anatel Corporation, a provider of high purity water instrumentation from 1983 to 1991. Prior to that, he held management positions with Millipore Corporation, a provider of separations processes and analysis. In addition to over 30 years of management experience, Mr. Frith has broad experience in both domestic and international medical and industrial marketing. Mr. Frith holds a Bachelor of Science in Chemistry from the Virginia Military Institute.

    DAVID G. SENGPIEL has served as a Director of the Company since April 1995. He has been a Vice-President of Equity Dynamics, Inc., a financial consulting firm, since March 1995. Equity Dynamics, Inc. is owned by John Pappajohn, a principal shareholder of the Company. See "Principal and Management Shareholders." Prior to such time, Mr. Sengpiel was the Alternate Investment Manager with Farm Bureau Life Insurance Company for five years. Mr. Sengpiel holds a Bachelor of Science in Business degree from Carroll College.

    ROBERT T. HAMILTON has served as a Director of the Company since April 1995. He is President of Rexam Coatings, a film and paper specialty coatings company. Prior to that, Mr. Hamilton was President and Chief Executive Officer of Hamilton & Associates, a consulting firm specializing in strategy and operational management services. He is also Senior Vice President of Intrados International Management Group, which consults for major healthcare, communications and imaging companies. Prior to 1995, Mr. Hamilton spent 31 years with Eastman Kodak Company ("Kodak") where he served most recently as Vice President and Regional General Manager of the Kodak Imaging division. From 1986 to 1991, he was Vice President and General Manager of Kodak's Health Sciences Division. Prior thereto, Mr. Hamilton held a variety of senior management positions with Kodak. Mr. Hamilton has a Masters of Science in Business Management from Massachusetts Institute of Technology (Sloan Fellow), a Master of Science in Chemical Engineering from the University of Rochester and a Bachelor of Science in Math and Science from Hobart College.

    Directors are elected to serve until the next annual meeting of shareholders or until their successors are elected and qualified. Each officer is appointed and serves at the discretion of the Board of Directors. Each of the Company's officers and directors, other than non-employee directors, devotes substantially full time to the affairs of the Company. There are no family relationships among any of the directors, officers or key employees of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has established a Compensation Committee which currently consists of Messrs. Frith, Hamilton and Sengpiel. The Compensation Committee reviews and recommends to the Board the compensation and benefits for all officers of the Company and reviews general policy relating to compensation and benefits of the employees.

    The Board of Directors has also established an Audit Committee consisting of Dr. Hauser and Messrs. Hamilton and Sengpiel. Such committee recommends the selection of the Company's independent public accountants to the Board of Directors, evaluates the independent public accountants, and consults with the independent public accountants as to the Company's internal accounting controls.

DIRECTOR COMPENSATION

    Directors do not currently receive any cash compensation from the Company for their service as members of the Board of Directors, although they are reimbursed for certain expenses associated with attendance at Board and Committee meetings. Non-employee directors have the following options: Clifford Frith -- options to acquire 23,806 shares of Common Stock at prices ranging from $1.24 to $1.25 per share and 1,600 shares at the initial public offering price; Robert Hamilton -- options to acquire 20,606 shares of Common Stock at $1.25 per share and 1,600 shares at the initial public offering price; Ray Hauser -- options to acquire 23,806 shares of Common Stock at prices ranging from $1.24 to $1.25 per share and 1,600 shares at the initial public offering price and David Sengpiel -- options to acquire 20,606 shares of Common Stock at $1.25 per share and 1,600 shares at the initial public offering price.

EXECUTIVE COMPENSATION

    The following table sets forth certain information regarding the compensation earned for services rendered in all capacities to the Company for the fiscal year ended December 31, 1995 by the Company's Chief Executive Officer. No executive officer had a combined salary and bonus in excess of $100,000 for such fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                        COMPENSATION
                                                                                        -------------
                                                                                         SECURITIES
                                                             ANNUAL COMPENSATION         UNDERLYING
                 NAME AND PRINCIPAL                    -------------------------------     OPTIONS        ALL OTHER
                      POSITION                          SALARY      BONUS      OTHER     GRANTED (1)    COMPENSATION
-----------------------------------------------------  ---------  ---------  ---------  -------------  ---------------
Paul L. Ray, Chairman and
 Chief Executive Officer.............................  $  88,545  $    0.00  $    0.00       40,000       $    0.00

------------------------------
(1) On June 23, 1995, Mr. Ray was granted an option to purchase 40,000 shares of Common Stock at the exercise price of $1.25 per share. Such option is subject to a three-year vesting period and will thus be fully vested on June 22, 1998. See "Management--Employment Agreements." At the time of grant, the fair market value of the option was determined by the Board of Directors to be $1.25 per share.

1994 STOCK OPTION PLAN

    In March 1994, the Board of Directors of the Company and, in November 1994, the shareholders of the Company adopted the Plan. The Plan provides for the grant of options to purchase up to 640,000 shares of Common Stock to employees, directors and consultants of the Company. Options may be either "incentive stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options. Incentive stock options may be granted only to employees of the Company, while non-qualified stock options may be issued to non-employee directors and consultants, as well as to employees of the Company.

    The Plan will be administered by the Board of Directors or a committee of the Board made up of non-employee directors (as defined by Rule 16b-3 under the Exchange Act), who determine, among other things, the individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares of Common Stock issuable upon the exercise of each option, and the option exercise price.

    The exercise price per share of Common Stock subject to an incentive stock option may not be less than the fair market value per share of Common Stock on the date the option is granted. The exercise price per share of Common Stock subject to a non-qualified stock option may not be less than 85% of the fair market value per share of Common Stock on the date the option is granted. The aggregate fair market value (determined as of the date the option is granted) of Common Stock for which any person may be granted incentive stock options which first become exercisable in any calendar year may not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option to such person, 10% or more of the total combined voting power of all classes of stock of the Company (a "10% Stockholder") shall be eligible to receive any incentive stock options under the Plan unless the exercise price is at least 110% of the fair market value of the shares of Common Stock subject to the option, determined on the date of grant. Non-qualified stock options are not subject to such limitation.

    No stock option may be transferred by an optionee other than by will or the laws of descent and distribution, and, during the lifetime of an optionee, the option will be exercisable only by the optionee, unless otherwise determined by the Board of Directors or committee. In the event of termination of employment other than by death or disability, the optionee will have no more than three months after such termination during which the optionee shall be entitled to exercise the option, unless otherwise determined by the Board of Directors or committee. Upon termination of employment of an optionee by reason of death or disability, such optionee's options remain exercisable for one year thereafter to the extent such options were exercisable on the date of such termination, unless otherwise determined by the Board of Directors or committee.

    Options under the Plan must be issued within ten years from the effective date of the Plan. The effective date of the Plan is March 15, 1994. Stock options granted under the Plan cannot be exercised more than ten years from the date of grant. Incentive stock options issued to a 10% Stockholder are limited to five-year terms. Options granted under the Plan provide for the payment of the exercise price in cash or, with the approval of the Board of Directors or committee, provide for the payment of the exercise price by delivery to the Company of shares of Common Stock already owned by the optionee having a fair market value equal to the exercise price of the options being exercised. Therefore, such optionee may be able to tender shares of Common Stock to purchase additional shares of Common Stock and may theoretically exercise all of his stock options with no additional investment other than the purchase of his original shares.

    Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by the Company become available again for issuance under the Plan.


    At September 15, 1996, options to acquire 620,397 shares of Common Stock were outstanding under the Plan. Of such options, options to acquire 169,598 shares of Common Stock are exercisable at an exercise price of $1.24 per share, options to acquire 80,960 shares of Common Stock are exercisable at an exercise price of $1.67 per share, options to acquire 303,039 shares of Common Stock are exercisable at an exercise price of $1.25 per share, options to acquire 62,800 shares of Common Stock are exercisable at an exercise price equal to the initial public offering price per share and options to acquire 4,000 shares of Common Stock are exercisable at an exercise price equal to 110% of the initial public offering price per share.


1997 STOCK OPTION PLAN


    The Company anticipates requesting its shareholders to approve a 1997 Stock Option Plan during calendar year 1997. Under the Underwriting Agreement, the Company may grant options to purchase up to 164,662 additional shares of its Common Stock (and a greater amount with the Underwriter's consent) during the 18 months after the date of this Prospectus. See "Underwriting".


401(K) PLAN

    In June 1996, the Company adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering all of the Company's employees. Pursuant to the 401(k) Plan, employees who have been employed by the Company for at least one year may elect to reduce their current compensation by an amount up to the annual statutory limit ($9,500 in 1996) and have the amount of the reduction contributed to the 401(k) Plan. The Company may also make additional discretionary employer contributions to the 401(k) Plan. The trustee under the 401(k) Plan invests the assets of the 401(k) Plan in any of several investment options. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by the employees to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn, and so that the contributions by employees will be deductible from gross income by the Company when made. Any Company contributions vest at a rate of 20% per year from the employee's date of employment through the fifth anniversary thereof.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table contains information concerning the stock options granted under the Plan to Paul L. Ray, the Chairman of the Board of Directors and Chief Executive Officer of the Company, during the fiscal year ended December 31, 1995.

                     OPTION GRANTS IN THE LAST FISCAL YEAR

                                                                                               POTENTIAL REALIZABLE
                                                        INDIVIDUAL GRANTS                        VALUE AT ASSUMED
                                     --------------------------------------------------------    ANNUAL RATES OF
                                                 PERCENT OF                                        STOCK PRICE
                                                TOTAL OPTIONS                                    APPRECIATION FOR
                                                 GRANTED TO     EXERCISE                         OPTION TERM (1)
                                      OPTIONS   EMPLOYEES IN    PRICE PER                      --------------------
NAME                                  GRANTED    FISCAL YEAR      SHARE      EXPIRATION DATE      5%         10%
-----------------------------------  ---------  -------------  -----------  -----------------  ---------  ---------
Paul L. Ray........................     40,000       25.05%(2)  $    1.25       June 22, 2002  $  20,500  $  47,500

------------------------------
(1) Potentially realizable value is based on the assumption that the Common Stock price appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the seven-year option term for the options shown. The fair market value of the Common Stock as of the date of grant, June 23, 1995, was determined to be $1.25 per share. The Common Stock price at the end of the seven-year option term would be $1.76 based on an annual 5% appreciation rate and $2.44 based on an annual 10% appreciation rate. The amounts have been calculated based on the requirements promulgated by the Securities and Exchange Commission (the "Commission"). There can be no assurance that the value realized will be at or near the potential realizable value as shown in this table.

(2) Based on 159,680 options granted to employees during the year ended December 31, 1995.

AGGREGATE OPTION EXERCISES IN 1995 AND HOLDINGS

    The following table sets forth information concerning option exercises and option holdings for the fiscal year ended December 31, 1995 with respect to Paul
L. Ray, the Chairman of the Board of Directors and the Chief Executive Officer of the Company:

                       AGGREGATE OPTIONS EXERCISED IN THE
               LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUE

                                                                                             VALUE OF UNEXERCISED,
                                                                 NUMBER OF UNEXERCISED            IN-THE-MONEY
                                                                OPTIONS HELD AT DECEMBER           OPTIONS AT
                           NUMBER OF SHARES                             31, 1995             DECEMBER 31, 1995 (2)
                              ACQUIRED ON          VALUE       --------------------------  --------------------------
NAME                           EXERCISE       REALIZED ($)(1)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
-------------------------  -----------------  ---------------  -----------  -------------  -----------  -------------
Paul L. Ray..............           0.00         $    0.00         60,640        69,361     $    0.00     $    0.00

------------------------------
(1) Based on the fair market value of the Common Stock on the exercise date, less the per share exercise price.

(2) Based on the fair market value of the Common Stock of $1.25 per share, as determined by the Company's Board of Directors, less the per share exercise price.

EMPLOYMENT AGREEMENTS


    Paul L. Ray, Chief Executive Officer and Chairman of the Board of Directors of the Company, has an employment agreement (the "Ray Agreement") with the Company that terminates on December 31, 1998. Mr. Ray's current salary is $125,000. Mr. Ray's compensation package (including salary, bonus and stock options and/or other equity incentives) is subject to an annual review by the Board of Directors, but no portion of such compensation package can be decreased without Mr. Ray's written consent. Pursuant to the Ray Agreement, options granted to Mr. Ray by virtue of option agreements with the Company shall expire seven years from the date of grant and remain exercisable for a seven-year period regardless of whether Mr. Ray's employment with the Company terminates earlier and notwithstanding contrary provisions in said option agreements. Options not vested on Mr. Ray's termination of employment shall be forfeited unless the Board of Directors decides otherwise. In the event of a Change in Control of the Company (as defined in the Ray Agreement), all options previously granted to Mr. Ray which remain unvested will automatically vest immediately. Upon a termination of Mr. Ray's employment following a Change in Control, unless Mr. Ray voluntarily terminates his employment for other than certain listed reasons, the Company is to pay Mr. Ray a lump sum severance payment of one-half of his then current annual salary. In addition, if Mr. Ray's employment is terminated (i) upon his death, (ii) by the Company due to various described disability circumstances, (iii) by the Company without cause or (iv) by Mr. Ray voluntarily upon the Company's default or unremedied Adverse Change in Duties (as defined in the Ray Agreement), then the Company is to pay Mr. Ray a lump sum severance payment of one-half of his then current annual salary. Mr. Ray may terminate his employment at any time upon at least thirty days written notice to the Company. Upon the termination of Ray's Agreement, Mr. Ray is subject to certain non-compete, non-disturbance and non-interference provisions for a period of six months.



    Robert E. Silligman, President and Chief Operating Officer of the Company, has an employment agreement with the Company which expires on December 31, 1998 (the "Silligman Agreement"). The Silligman Agreement provides for annual compensation review provisions similar to those described above with respect to the Ray Agreement and similar provisions to those set forth in the Ray Agreement with respect to (i) automatic option vesting on Change in Control, (ii) termination,

(iii) severance on termination following Change in Control, (iv) severance on termination for other causes and (v) non-compete, non-interference and non-disturbance upon termination of employment. Mr. Silligman's current salary is $115,000.


    Waldean A. Schulz, Vice President, Technology of the Company, also has an employment agreement with the Company (the "Schulz Agreement") which expires on December 31, 1998. The Schulz Agreement provides for an annual salary of $80,000 and provisions similar to those described above with respect to the Silligman Agreement except that the Schulz Agreement, provides for a longer, twelve-month non-compete, non-interference and non-disturbance upon termination of employment.

    Jeffrey J. Hiller, Vice President, Finance of the Company and Chief Financial Officer, also has an employment agreement with the Company (the "Hiller Agreement") which expires on December 31, 1998. The Hiller Agreement contains provisions similar to those described above for Mr. Silligman. Mr. Hiller's current salary is $100,000.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    The Company's Articles of Incorporation limit the liability of a director of the Company to the Company and its shareholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the Colorado Business Corporation Act ("CBCA"). The CBCA permits elimination of a directors personal liability for monetary damages for breach of fiduciary duty, except (i) for breach of the director's duty, of loyalty to a company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for acts specified in Section7-108-403, CBCA and (iv) for transactions in which the director directly or indirectly derived an improper personal benefit.

    The Company's By-Laws provide that the Company shall indemnify its officers and directors to the fullest extent permitted by the CBCA, as amended from time to time. Subject to several exceptions, the CBCA provides in part that a company shall have the power to indemnify any person made a party to a proceeding (as defined in the CBCA) because such person is or was a director or officer of the company or is or was serving at the company's request in a representative capacity for another person or entity against liability incurred in the proceeding if the person conducted himself or herself in good faith, and such person reasonably believed, in the case of conduct in an official capacity, that his or her conduct was in the company's best interests and in all other cases, that his or her conduct was at least not opposed to the company's best interests. In addition, a company is authorized to advance expenses to officers and directors provided the officer or director furnishes to the company a written affirmation of his or her good faith belief that he or she has met the standard of conduct described above and the officer or director provides the company with a written undertaking to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct. Any indemnification may be made only as authorized in each specific case after a determination has been made that indemnification is permissible by the board of directors, a committee of the board of directors, the shareholders or independent legal counsel as provided in the CBCA. Where an officer or director is wholly successful, on the merits or otherwise, in the defense of any proceeding, a company must indemnify him or her against reasonable expenses incurred. The Company also maintains directors' and officers' liability coverage to insure indemnification of its directors and officers.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                              CERTAIN TRANSACTIONS

    Ray L. Hauser, a shareholder and member of the Board of Directors of the Company, is an owner of the facility that was leased by the Company until it moved into its current office space in February 1996. Rent expense under such lease was $21,645 in 1994 and $48,604 in 1995.

    During 1995, the Company issued a series of short-term notes in the aggregate principal amount of $775,000 for working capital. These were issued to five of the Company's existing shareholders and one director (the "Lenders"). Each Lender also received warrants ("Warrants") to purchase one share of Common Stock at an exercise price of $1.25 per share (and expiring at various times in the year 2000) for each $2.50 loaned to the Company as a term of the loan transaction. Each note accrues interest at the rate of 11% per annum and is secured by the Company's current and future inventory, accounts receivable, intangible assets and intellectual property. The Company intends to repay the principal amount of, and accrued and unpaid interest on, such notes with a portion of the proceeds of this offering. See "Use of Proceeds." The following table sets forth each Lender's name, his or its relationship to the Company, the original principal amount of each note, the number of warrants issued in connection with the issuance of such note, and the amount of interest accrued on such note as of June 30, 1996. With the exception of the Warrants to purchase 40,000 shares of Common Stock held by Mr. Hamilton, (which expire with respect to 20,000 shares on April 6, 2000 and the balance of 20,000 shares on October 19, 2000), all of the other Warrants issued to the Lenders have been exercised in full.

                                                                                                     ACCRUED
                                                                                                    INTEREST
                                                                                      WARRANTS        AS OF
LENDER                                                      TITLE       NOTE AMOUNT    ISSUED     JUNE 30, 1996
------------------------------------------------------  --------------  ------------  ---------  ---------------
Colorado Incubator Fund, L.P..........................     Shareholder   $   10,000       4,000    $     1,299
Edgewater Private Equity Fund, L.P....................     Shareholder      100,000      40,000         14,025
Edgewater Private Equity Fund, L.P....................     Shareholder       50,000      20,000          4,874
Edgewater Private Equity Fund, L.P....................     Shareholder       70,000      28,000          5,903
Farm Bureau Life Insurance............................     Shareholder      100,000      40,000         13,567
Farm Bureau Life Insurance............................     Shareholder       50,000      20,000          4,874
Farm Bureau Life Insurance............................     Shareholder       70,000      28,000          5,497
Robert Hamilton.......................................        Director       50,000      20,000          3,835
Robert Hamilton.......................................        Director       50,000      20,000          6,875
John Pappajohn........................................     Shareholder      100,000      40,000         14,086
John Pappajohn........................................     Shareholder       50,000      20,000          4,904
John Pappajohn........................................     Shareholder       70,000      28,000          5,903
Paradigm Capital Network, Ltd.........................     Shareholder        5,000       2,000            649
                                                                        ------------  ---------  ---------------
    TOTAL.............................................                   $  775,000     310,000    $    86,291
                                                                        ------------  ---------  ---------------
                                                                        ------------  ---------  ---------------

    The Company believes that the above transactions were on terms at least as favorable to the Company as those then available in the marketplace. The Company intends that all future transactions between the Company and its officers, directors and 5% shareholders will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of the independent, disinterested directors of the Company.

                     PRINCIPAL AND MANAGEMENT SHAREHOLDERS

    The following table sets forth certain information concerning the beneficial ownership of the Common Stock as of August 31, 1996 by (i) each director, (ii) the Chief Executive Officer of the Company, (iii) each shareholder known by the Company to own beneficially five percent or more of the outstanding shares of Common Stock and (iv) the Chief Executive Officer and all directors of the Company as a group, and their percentage ownership of Common Stock after completion of this offering. All information in this table gives effect to the conversion of the Company's outstanding Series A Preferred Stock into 304,290 shares of Common Stock.


                                                                                                  PERCENTAGE OF
                                                                                                OUTSTANDING COMMON
                                                                                                STOCK BENEFICIALLY
                                                                           NUMBER OF SHARES           OWNED
                                                                           OF COMMON STOCK   ------------------------
                           NAME AND ADDRESS OF                               BENEFICIALLY      BEFORE        AFTER
                           BENEFICIAL OWNER(1)                                 OWNED(2)       OFFERING     OFFERING
-------------------------------------------------------------------------  ----------------  -----------  -----------
Paul L. Ray(3)...........................................................         94,739          5.39%        3.15%
Ray L. Hauser(4).........................................................        304,068         18.06%       10.37%
Clifford F. Frith(5).....................................................         15,786          *            *
David G. Sengpiel(6).....................................................          8,586          *            *
Robert Hamilton(7).......................................................         48,586          2.83%        1.64%
Waldean A. Schulz(8).....................................................        170,230         10.10%        5.80%
Edgewater Private Equity Fund, L.P ......................................        413,847         24.81%       14.18%
 667 Grand Avenue, Suite 200
 Des Moines, Iowa 50309
John Pappajohn ..........................................................        232,821         13.96%        7.98%
 2116 Financial Center
 Des Moines, Iowa 50309
FBL Ventures of South Dakota ............................................        120,686          7.24%        4.14%
 5400 University Avenue
 West Des Moines, Iowa 50266
 Attn: Steven Hunter
Timothy L. Feaver(9).....................................................        113,600          6.77%        3.88%
Farm Bureau Life Insurance(10) ..........................................        208,686         12.51%        7.15%
 5400 University Avenue
 West Des Moines, Iowa 50266
 Attn: Steven Hunter
Chief Executive Officer and all directors as a group (6 persons)(11).....        641,995         34.46%       20.62%


------------------------------
*    Less than one percent.

(1) Unless otherwise noted, the address for each beneficial owner is c/o the Company, 5710-B Flatiron Parkway, Boulder, Colorado 80301.

(2) Except as otherwise noted, each individual or entity has sole voting and investment power with respect to the shares listed. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of the Common Stock which may be acquired upon exercise of stock options which are currently exercisable or which become exercisable within 60 days of August 31, 1996 are deemed beneficially owned by the optionee and each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days of August 31, 1996 have been exercised. Except as indicated by footnote, and subject to community property laws where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(3) Includes 88,652 shares which Mr. Ray has a right to acquire upon exercise of stock options currently exercisable or exercisable within 60 days of the date of this Prospectus. Does not include (i) 5,318 shares of Common Stock held by Paradigm Partners ("Paradigm"), a limited liability company of which Mr. Ray is a member, but not a manager, (ii) 10,000 shares Paradigm has a right to acquire upon exercise of stock options currently exercisable or exercisable within 60 days of the date of this Prospectus and (iii) 14,071 shares of Common Stock held by Paradigm Capital Network, Ltd., a Colorado limited partnership of which Paradigm is the general partner.

(4) Includes 15,786 shares of Common Stock Dr. Hauser has a right to acquire upon exercise of stock options currently exercisable or exercisable within 60 days of the date of this Prospectus and 2,560 shares of Common Stock owned by Dr. Hauser's wife of which Dr. Hauser disclaims beneficial ownership.

(5) Includes 15,786 shares of Common Stock Mr. Frith has a right to acquire upon exercise of stock options currently exercisable or exercisable within 60 days of the date of this Prospectus.

(6) Includes 8,586 shares of Common Stock Mr. Sengpiel has a right to acquire upon exercise of stock options currently exercisable or exercisable within 60 days of the date of this Prospectus.

(7) Includes 8,586 shares of Common Stock Mr. Hamilton has a right to acquire upon exercise of stock options currently exercisable or exercisable within 60 days of the date of this Prospectus and 40,000 shares of Common Stock Mr. Hamilton has a right to acquire upon exercise of Warrants which are currently exercisable.

(8) Includes 17,680 shares of Common Stock Dr. Schulz has a right to acquire upon exercise of stock options currently exercisable or exercisable within 60 days of the date of this Prospectus.

(9) Includes 10,000 shares of Common Stock Mr. Feaver has a right to acquire upon exercise of stock options currently exercisable or exercisable within 60 days of the date of this Prospectus and 12,160 shares of Common Stock held by Mr. Feaver and his wife, Dewi Anne Feaver, as joint tenants.

(10) Includes 120,685 shares of Common Stock owned by FBL Ventures of South Dakota, which is a wholly-owned subsidiary of Farm Bureau Life Insurance.

(11) Includes 167,664 shares of Common Stock issuable upon exercise of options currently exercisable or exercisable within 60 days of the date of this Prospectus, 40,000 shares of Common Stock issuable upon exercise of Warrants which are currently exercisable and 2,560 shares of Common Stock owned by Dr. Hauser's wife of which Dr. Hauser disclaims beneficial ownership.

                           DESCRIPTION OF SECURITIES

    The authorized capital stock of the Company consists of (i) 10,000,000 shares of Common Stock and (ii) 2,416,668 shares of Preferred Stock, no par value (after giving effect to the mandatory conversion of 83,332 shares of Preferred Stock into 304,290 shares of Common Stock effective upon the closing of this offering; the "Preferred Stock"). The discussions of the Common Stock and Preferred Stock here and elsewhere in this Prospectus are qualified in their entirety by reference to (i) the Restated and Amended Articles of Incorporation of the Company, as amended, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, and (ii) the applicable provisions of the laws of the State of Colorado.

COMMON STOCK


    Immediately prior to the closing of this offering, 1,667,741 shares of Common Stock were issued and outstanding and were held of record by 43 shareholders (after giving effect to the mandatory conversion of 83,332 shares of Series A Preferred Stock into 304,290 shares of Common Stock effective upon the closing of this offering). Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders and do not have cumulative voting rights in the election of directors. Subject to the preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities, subject to distribution preferences of the Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock and the shares of Common Stock to be issued upon completion of this offering will be validly authorized and issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of shares of any series of Preferred Stock which the Company may issue in the future.


PREFERRED STOCK

    Upon the closing of this offering, the Company will be authorized to issue up to 2,416,668 shares of Preferred Stock. At the closing of this offering, no shares of Preferred Stock will be issued and outstanding. The Board of Directors has the authority to issue the Preferred Stock in one or more series, to fix the number of shares constituting each such series and the designations thereof (including the right to increase or decrease such numbers of shares), and to fix the rights, preferences, privileges and restrictions thereof, within the limitations of the CBCA, as such act may be amended, including, but not limited to, dividend rights, dividend rates, conversion rights, redemption rights, voting rights and liquidation preferences. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock, The issuance of the Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any additional Preferred Stock. See "Risk Factors--Preferred Stock; Possible Anti-Takeover Effects."

WARRANTS

    Immediately prior to the closing of this offering, the Company will have outstanding warrants to purchase 40,000 shares of the Common Stock at an exercise price of $1.25 per share. In lieu of delivering the exercise price in cash or by check, the holder may elect to receive shares equal to the value of the warrant or portion thereof being exercised. Holders of the warrants are entitled to advance notice of certain dividends and distributions, proposed liquidation, merger or consolidation and benefit from anti-dilution protection. Holders of warrants are entitled to the piggyback rights described in "Description of Securities--Registration Rights."

REGISTRATION RIGHTS


    The holders of 574,291 shares of Common Stock and the holder of warrants to purchase 40,000 shares of Common Stock will be entitled to the registration rights described below with respect to such shares, subject to the terms of the lockup agreements described elsewhere in this Prospectus. See "Shares Eligible For Future Sale" and "Underwriting." Under the terms of the Registration Rights Agreement, dated as of July 8, 1994, between the Company and the holders of its Series A Preferred Stock ("Registration Rights Agreement"), if the Company proposes at any time after 12 months after the date of this Prospectus to register any of its shares under the Securities Act either for its own account or for the account of other shareholders, such holders are entitled to notice of such registration and are entitled to include in such registration (the "Piggyback Rights"), their 304,290 shares of Common Stock received on conversion of their Series A Preferred Stock. Such shareholders may also require the Company, by request of the holders of a majority of the aggregate outstanding registrable securities, on one and only one occasion after 12 months after the effective date of this offering, to file a registration statement under the Securities Act at the Company's expense with respect to such shares of Common Stock, and the Company is required to use its best efforts to effect such registration. In addition, holders of (i) 270,000 shares of Common Stock acquired pursuant to the exercise of warrants and (ii) outstanding warrants to purchase 40,000 shares of Common Stock have the Piggyback Rights described above with respect to such shares. The above registration rights granted to the holders of the Series A Preferred Stock expire on July 7, 1999 and the registration rights granted to the holders of the warrants expire on March 15, 2000, unless in each case expiring sooner as a result of such securities being eligible for resale pursuant to the provisions of Rule 144(k) under the Securities Act (so long as the holder owns less than 3% of the Company's outstanding Common Stock).


TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

RECAPITALIZATION


    On September 23, 1996, the Company effected a four for five reverse stock split of the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this offering, the Company will have 2,917,741 shares of Common Stock outstanding (3,105,241 shares of Common Stock outstanding if the Underwriter's over-allotment option is exercised in full). Of these shares, the 1,250,000 Shares offered hereby (1,437,500 shares if the Underwriter's over-allotment option is exercised in full) and 9,600 of the shares outstanding immediately prior to the offering will be freely tradeable without further registration under the Securities Act. The holders of 1,600,023 of the 1,667,741 shares of the Common Stock outstanding immediately prior to the offering, all the option holders under the Plan and the holder of currently outstanding warrants to purchase 40,000 shares of Common Stock have agreed (i) not to publicly sell, or otherwise dispose of, any shares of Common Stock or shares of Common Stock issuable upon exercise of options or warrants for a period of 18 months from the date of this offering without the Underwriter's prior written consent (which will not be unreasonably withheld); and (ii) not to privately sell or otherwise dispose of any such shares during such period unless the proposed transferee agrees to be bound by such restrictions on transfer; in addition, one shareholder who owns 6,400 shares has agreed to the above restrictions on sale for a 12-month period. The Underwriter may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the above described restrictions on sale.



    All of the 1,667,741 shares of Common Stock outstanding prior to this offering are "restricted securities" within the meaning of Rule 144 of the Securities Act and, if held for at least two years, would be eligible for sale in the public market in reliance upon, and in accordance with, the provisions of Rule 144 following the expiration of such two-year period. As of August 31, 1996, 1,327,588 shares of Common Stock had been held for at least two years. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person or persons whose shares are aggregated, including a person who may be deemed to be an "affiliate" of the Company as that term is defined under the Securities Act (an "Affiliate"), would be entitled to sell within any three-month period a number of shares beneficially owned for at least two years that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock, or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not deemed to have been an affiliate of the Company during the 90 days preceding a sale by such person and who has beneficially owned shares of Common Stock for at least three years may immediately sell such shares without regard to the volume, manner of sale or notice requirements of Rule 144. Since 9,600 shares of Common Stock have been held for at least three years and are not subject to the above described restriction on sale, they will be eligible for immediate sale without restriction in the public market. The Commission has proposed an amendment to Rule 144 which would reduce the holding period for shares subject to Rule 144 to become eligible for sale in the public market upon expiration or release from such restrictions on sale.


    Rule 701 under the Securities Act provides that the shares of Common Stock acquired on the exercise of options granted under a written compensatory plan of the Company or contract with the Company prior to the date of this Prospectus may be resold by persons, other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates under Rule 144 without compliance with its two-year minimum holding period, subject to certain limitations. There are 620,397 shares of Common Stock issuable upon the exercise of outstanding options under the Plan (the "Option Shares"). Beginning 90 days after the date of this Prospectus, all of the Option Shares would be eligible for sale in reliance on Rule 701, subject to certain vesting provisions. In addition, the Company intends to file a registration statement on Form S-8 to permit the shares of Common Stock acquired upon exercise of the options to be freely tradeable or sold.

    Prior to this offering, there has been no public market for the Company's securities. Following this offering, the Company cannot predict the effect, if any, that sales of shares of Common Stock pursuant to Rule 144 or otherwise, or the availability of such shares for sale, will have on the market price prevailing from time to time. Nevertheless, sales by the current shareholders of a substantial number of shares of Common Stock in the public market could materially adversely affect prevailing market prices for the Common Stock. In addition, the availability for sale of a substantial number of shares of Common Stock acquired through the exercise of the Underwriter's Warrants or the outstanding options under the Plan or the outstanding warrant could materially adversely affect prevailing market prices for the Common Stock. See "Risk Factors--Shares Eligible For Future Sale."



    Up to 125,000 additional shares of Common Stock may be purchased by the Underwriter during the period commencing on the first anniversary of the date of this Prospectus and terminating on the fifth anniversary of the date of this Prospectus through the exercise of the Underwriter's Warrants. Any and all shares of Common Stock purchased upon the exercise of the Underwriter's Warrants may be freely tradeable, provided that the Company satisfies certain securities registration and qualification requirements in accordance with the terms of the Underwriter's Warrants. See "Underwriting."


    After the offering, the holders of 574,291 shares of Common Stock and the holder of the warrants to purchase 40,000 shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Securities-- Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration.

                                  UNDERWRITING

GENERAL


    The Underwriter has agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company, and the Company has agreed to sell to the Underwriter, the Shares offered hereby.


    A copy of the Underwriting Agreement has been filed as an exhibit to the Registration Statement, to which reference is hereby made. The Underwriting
Agreement provides that the obligations of the Underwriter are subject to certain conditions. The Underwriter shall be obligated to purchase all of the shares of Common Stock offered hereby if any are purchased.


    The Underwriter has advised the Company that it proposes to offer the shares of Common Stock offered hereby to the public at the public offering price set forth on the cover page of this Prospectus and that they may allow to certain dealers who are members of the National Association of Securities Dealers, Inc. (the "NASD"), and to certain foreign dealers, concessions not in excess of $0.30 per share, of which amount a sum not in excess of $0.10 per share may in turn be reallowed by such dealers to other dealers who are members of the NASD and to certain foreign dealers. After the commencement of this offering, the concessions and the reallowances may be changed by the Underwriter. The Underwriter does not intend to sell any of the Company's securities to accounts over which it exercises discretionary authority.


    The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriter may be required to make in respect thereof.


    The Company has agreed to pay to the Underwriter an aggregate expense allowance, on a non-accountable basis, equal to 3% of the gross proceeds derived from the sale of 1,250,000 shares of Common Stock offered hereby (or 1,437,500 shares of Common Stock if the Underwriter's over-allotment option is exercised in full). The Company paid an advance on such allowances in the amount of $50,000. The Company has also agreed to pay certain of the Underwriter's expenses in connection with this offering, including expenses in connection with qualifying the shares of Common Stock for sale under the laws of such states as the Underwriter may designate. In addition, the Company will sell to the Underwriter, at an aggregate purchase price of $125, the Underwriter's Warrants to purchase up to an aggregate of 125,000 shares of Common Stock exercisable at a price per share equal to 115% of the initial public offering price per Share.



    The holders of 1,600,023 of the 1,667,741 shares of Common Stock currently outstanding and all the option holders under the Plan and the holder of the warrants (to purchase 40,000 shares of Common Stock) have agreed (i) not to publicly sell, or otherwise dispose of, any shares of Common Stock or shares of Common Stock issuable upon exercise of options or warrants for a period of 18 months from the date of this offering without the Underwriter's prior written consent (which consent will not be unreasonably withheld) and (ii) not to privately sell or otherwise dispose of any such shares during such period unless the proposed transferee agrees to be bound by such restrictions on transfer; also, one shareholder who owns 6,400 shares has agreed to the above restrictions on sale for a 12-month period. In addition, for a period of 18 months after the date of this Prospectus, the Company has agreed that, without the Underwriter's prior consent (which consent will not be unreasonably withheld), it will not sell any shares of Common Stock or grant any options or warrants to purchase Common Stock other than (i) the Underwriter's Warrants, (ii) options which may be granted under the Plan and up to 164,662 additional options, (iii) shares of Common Stock issued in connection with the exercise of any such options or warrants, (iv) shares of Common Stock issued upon the exercise of options and warrants outstanding on the date hereof and (v) shares of Common Stock issued in connection with an acquisition by the Company.


    Prior to this offering, there has been no public market for the Common Stock. The initial public offering price of the shares of Common Stock has been determined by negotiation between the

Company and the Underwriter. Among the factors considered in such negotiations were (i) an assessment of the Company's future prospects, (ii) the experience of the Company's management, (iii) the current financial position of the Company,
(iv) the prevailing conditions in the securities markets, including the market value of the publicly traded common stock of companies in similar industries,
(v) the market conditions for new offerings of securities and (vi) the demand for similar securities of comparable companies.

OVER-ALLOTMENT OPTION


    The Company has granted to the Underwriter an option, exercisable in the sole discretion of the Underwriter within 45 days after the date of this Prospectus, to purchase up to an aggregate of 187,500 shares of Common Stock solely to cover over-allotments, if any. Such options are exercisable at the public offering price per share less underwriting discounts and commissions. After the commencement of this offering, the Underwriter may confirm sales of shares of Common Stock subject to this over-allotment option. Purchases of shares of Common Stock upon exercise of the over-allotment option will result in the realization of additional compensation by the Underwriter.


UNDERWRITER'S WARRANTS


    In connection with this offering, the Company has agreed to sell to the Underwriter for an aggregate purchase price of $125, the Underwriter's Warrants to purchase up to 125,000 shares of Common Stock. The Underwriter's Warrants are exercisable for a period of four years commencing one year from the date hereof at an exercise price per share (the "Exercise Price") equal to 115% of the initial public offering price per share. The Underwriter's Warrants may not be sold, transferred, assigned, pledged or hypothecated for a period of 12 months from the date of the Prospectus, except to members of the selling group and officers and partners of the Underwriter and members of the selling group. The Underwriter's Warrants contain anti-dilution provisions providing for adjustment of the Exercise Price and the number of shares of Common Stock issuable upon the exercise thereof upon the occurrence of certain events, including stock dividends, stock splits, recapitalizations and sales of Common Stock below the then current market price (as defined therein). The holders of the Underwriter's Warrants have no voting, dividend or other rights as shareholders of the Company with respect to shares of Common Stock underlying the Underwriter's Warrants, unless the Underwriter's Warrants have been exercised.


    The Company has agreed, on one occasion during the period beginning one year after the date hereof and ending four years thereafter, if requested by the holders of a majority of the Underwriter's Warrants or Warrant Shares, to make all necessary filings to permit a public offering of the Warrant Shares and to use its best efforts to cause such filing to become effective under the Securities Act and to remain effective for at least nine months, at the Company's sole expense. Notwithstanding the foregoing, the Company shall have no obligation to prepare and file such new registration statement or post-effective amendment to the registration statement if, within 20 days after it receives the request therefor, the Company or insiders who own individually in excess of 5% of the Common Stock agree to purchase the Underwriter's Warrants and/or the underlying securities from such requesting holders at a price, in the case of the Underwriter's Warrants, equal to the difference between the exercise price of the Underwriter's Warrants and the current market price (as defined therein) of the Warrant Shares. In addition, the Company has agreed, for the period starting at the beginning of the second year and concluding at the end of the fifth year after the effective date of the Registration Statement of which this Prospectus is a part, to give advance notice to holders of the Underwriter's Warrants and Warrant Shares of its intention to file a registration statement, and in such case, holders of the Underwriter's Warrants and the Warrant Shares shall have the right to require the Company to include the Warrant Shares in such registration statement at the Company's expense.

    During the period that the Underwriter's Warrants are exercisable, the Underwriter and any transferee will have the opportunity to profit from a rise in the market price of the Common Stock with a resulting dilution in the interest of other shareholders. In addition, the terms on which the Company will be able to obtain additional capital during the exercise period may be adversely affected since the Underwriter is likely to exercise the Underwriter's Warrants at a time when the Company would, in all likelihood, be able to obtain capital by a new offering of securities on terms more favorable than those provided by the terms of the Underwriter's Warrants.

OBSERVER OF THE BOARD

    In connection with this offering, the Company has agreed that, for the three year period commencing on the date of this Prospectus, the Underwriter has the right to appoint a designee as an observer at all meetings of the Company's Board of Directors. This designee has the right to attend all meetings of the Board of Directors and shall be entitled to receive reimbursement for all out-of-pocket expenses of attendance at such meetings. In addition, such designee shall be indemnified and insured to the same extent as the Company's directors.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Ireland, Stapleton, Pryor & Pascoe, P.C., Denver, Colorado. Certain legal matters will be passed upon for the Underwriters by Brock, Fensterstock, Silverstein, McAuliffe & Wade, LLC, New York, New York.

                                    EXPERTS

    The financial statements as of December 31, 1994 and 1995, and for each of the two years in the period ended December 31, 1995, included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The statements with respect to the SLU Patent, and the statements regarding infringement with respect thereto, included in this Prospectus have been so included in reliance on Nikaido, Marmelstein, Murray & Oram, given on the authority of said firm as experts in patent law.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

    On November 17, 1994, the Company dismissed its then current auditors and, on November 28, 1994, the Company retained Price Waterhouse LLP as the Company's independent accountants. Such actions were approved by the Company's Board of Directors. The former auditors' report on the Company's financial statements for the two years ended December 31, 1993, does not cover the financial statements of the Company included in this Prospectus. The former auditors' report was not modified as to audit scope or accounting principles, but did contain an explanatory paragraph relating to the Company's ability to continue as a going concern. There were no disagreements with the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change or with respect to the Company's financial statements for either of the two years in the period ended December 31, 1993, which, if not resolved to the former auditors' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. Prior to retaining Price Waterhouse LLP, the Company had no consultations with Price Waterhouse LLP regarding the audit reports of the former auditors or application of accounting principles.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission, 450 Fifth Street, N.W., Washington D.C. 20549, a registration statement on Form SB-2 (the "Registration Statement"), including amendments thereto, under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and this offering, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document which has been filed as an exhibit to the Registration Statement are qualified in their entirety by reference to such exhibits for a complete statement of their terms and conditions. The Registration Statement and the exhibits and schedules thereto may be inspected without charge at the offices of the Commission and copies of all or any part thereof may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington D.C. 20549 or at certain of the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of the fees prescribed by the Commission. Electronic registration statements filed through the Electronic Data Gathering, Analysis and Retrieval system are publicly available through the Commission's Web site (http://www.sec.gov). Reports and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006. In addition, reports and other information concerning the Company may be inspected at the offices of the Boston Stock Exchange, One Boston Place, Boston, Massachusetts 02108.

    The Company is not currently a reporting company. The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as it may determine to furnish or as may be required by law, including Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                        IMAGE GUIDED TECHNOLOGIES, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants.........................................  F-2

Balance Sheet.............................................................  F-3

Statement of Operations...................................................  F-4

Statement of Changes in Shareholders' Equity (Deficit)....................  F-5

Statement of Cash Flows...................................................  F-6

Notes to Financial Statements.............................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Image Guided Technologies, Inc.

    In our opinion, the accompanying balance sheet and the related statements of operations, of changes in shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Image Guided Technologies, Inc. (the "Company") at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Boulder, Colorado
July 12, 1996, except for the third paragraph of
 Note 9, as to which the date is September 23, 1996

                        IMAGE GUIDED TECHNOLOGIES, INC.

                                 BALANCE SHEET

                                                                                                                       PRO FORMA
                                                                                                                     SHAREHOLDERS'
                                                                         DECEMBER 31,    DECEMBER 31,    JUNE 30,       EQUITY
                                                                             1994            1995          1996      JUNE 30, 1996
                                                                        --------------   ------------   -----------  -------------
                                                                                                        (UNAUDITED)    (NOTE 1)
                                                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...........................................   $    92,406     $     31,822   $   137,851
  Accounts receivable, net of allowance for doubtful accounts of $0,
   $23,506, and $40,656 at December 31, 1994 and 1995 and June 30,
   1996 (unaudited), respectively.....................................       279,401          522,405       577,384
  Inventories.........................................................       113,366          175,256       355,384
  Other current assets................................................        13,702           37,657       119,748
                                                                        --------------   ------------   -----------
  Total current assets................................................       498,875          767,140     1,190,367
Property and equipment, net of accumulated depreciation of $18,435,
 $54,535 and $93,113 at December 31, 1994 and 1995 and June 30, 1996
 (unaudited), respectively............................................        72,007           91,475       253,473
Deposits..............................................................                                       12,000
                                                                        --------------   ------------   -----------
    Total assets......................................................   $   570,882     $    858,615   $ 1,455,840
                                                                        --------------   ------------   -----------
                                                                        --------------   ------------   -----------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable....................................................   $   159,053     $    302,659   $   320,937
  Accrued liabilities.................................................        95,285          384,628       391,270
  Notes payable.......................................................                        775,000       775,000
                                                                        --------------   ------------   -----------
  Total current liabilities...........................................       254,338        1,462,287     1,487,207
Capital lease obligation..............................................                                      108,971
                                                                        --------------   ------------   -----------
  Total liabilities...................................................       254,338        1,462,287     1,596,178
Commitments and contingencies (Note 8)
Shareholders' equity (deficit):
  Series A Convertible Preferred Stock, no par value; 2,500,000 shares authorized; 83,332 issued and outstanding; 2,416,668 shares
   authorized pro forma; none issued and outstanding pro forma........       999,960          999,960       999,960
  Common Stock, no par value; 10,000,000 shares authorized; 1,080,142,
   1,093,451, and 1,363,451 shares issued and outstanding at December
   31, 1994 and 1995 and June 30, 1996 (unaudited), respectively, and
   1,667,741 at June 30, 1996 pro forma (unaudited)...................     1,645,490        1,777,223     2,114,723   $  3,114,683
  Accumulated deficit.................................................    (2,328,906)      (3,380,855)   (3,255,021)    (3,255,021)
                                                                        --------------   ------------   -----------  -------------
    Total shareholders' equity (deficit)..............................       316,544         (603,672)     (140,338)      (140,338)
                                                                        --------------   ------------   -----------  -------------
    Total liabilities and shareholders' equity (deficit)..............   $   570,882     $    858,615   $ 1,455,840   $  1,455,840
                                                                        --------------   ------------   -----------  -------------
                                                                        --------------   ------------   -----------  -------------

    The accompanying notes are an integral part these financial statements.

                        IMAGE GUIDED TECHNOLOGIES, INC.

                            STATEMENT OF OPERATIONS

                                                                           SIX MONTHS
                                          YEAR ENDED DECEMBER 31,        ENDED JUNE 30,
                                          ------------------------  ------------------------
                                             1994         1995         1995         1996
                                          -----------  -----------  -----------  -----------
                                                                    (UNAUDITED)  (UNAUDITED)
Revenue.................................  $   908,146  $ 1,883,802  $   496,865   $1,746,657
Cost of goods sold......................      502,625      793,622      258,909     733,803
                                          -----------  -----------  -----------  -----------
Gross profit............................      405,521    1,090,180      237,956   1,012,854
                                          -----------  -----------  -----------  -----------
Operating expenses:
  Research and development..............      291,461      627,266      384,812     328,442
  Selling and marketing.................      605,745      767,664      353,223     224,541
  General and administrative............      551,393      595,603      236,878     296,384
                                          -----------  -----------  -----------  -----------
    Total operating expenses............    1,448,599    1,990,533      974,913     849,367
                                          -----------  -----------  -----------  -----------
Operating income (loss).................   (1,043,078)    (900,353)    (736,957)    163,487
Other income (expense):
  Interest expense......................      (41,472)    (175,806)         (16)    (44,099)
  Interest and other income.............       24,295       24,210       11,122       6,446
                                          -----------  -----------  -----------  -----------
Net income (loss).......................  $(1,060,255) $(1,051,949) $  (725,851)  $ 125,834
                                          -----------  -----------  -----------  -----------
                                          -----------  -----------  -----------  -----------
Pro forma net income (loss) per common
 share (unaudited)......................      --       $      (.63)     --        $     .06
                                                       -----------               -----------
                                                       -----------               -----------
Pro forma weighted average number of
 common shares outstanding
 (unaudited)............................      --         1,675,937      --        2,241,588
                                                       -----------               -----------
                                                       -----------               -----------
Supplemental pro forma net income (loss)
 per common share (unaudited)...........      --       $      (.57)     --        $     .07
                                                       -----------               -----------
                                                       -----------               -----------
Supplemental pro forma weighted average
 number of common shares outstanding
 (unaudited)............................      --         1,778,152      --        2,349,249
                                                       -----------               -----------
                                                       -----------               -----------

   The accompanying notes are an integral part of these financial statements.

                        IMAGE GUIDED TECHNOLOGIES, INC.
             STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

                                                SERIES A
                                              CONVERTIBLE
                                            PREFERRED STOCK       COMMON STOCK                                        TOTAL
                                            ----------------  ---------------------    UNEARNED     ACCUMULATED   SHAREHOLDERS'
                                            SHARES   AMOUNT    SHARES      AMOUNT    COMPENSATION     DEFICIT    EQUITY (DEFICIT)
                                            ------  --------  ---------  ----------  ------------   -----------  ----------------
Balance at December 31, 1993..............                      403,373  $  938,585    $(13,257)    $(1,268,651)   $  (343,323)
Stock issued upon conversion of debt and
 interest.................................                       33,175      55,256                                     55,256
Exercise of stock options and warrants....                      122,336       2,713                                      2,713
Issuance of common stock and preferred
 stock....................................  83,332  $999,960    521,258     632,469                                  1,632,429
Grant of options to directors, officers,
 and employees in exchange for services...                                   16,467     (16,467)
Stock option compensation expense.........                                               29,724                         29,724
Net loss..................................                                                          (1,060,255 )    (1,060,255)
                                            ------  --------  ---------  ----------  ------------   -----------  ----------------
Balance at December 31, 1994..............  83,332   999,960  1,080,142   1,645,490      --         (2,328,906 )       316,544
Exercise of stock options and warrants....                       13,309          41                                         41
Warrants issued with debt.................                                  131,692                                    131,692
Net loss..................................                                                          (1,051,949 )    (1,051,949)
                                            ------  --------  ---------  ----------  ------------   -----------  ----------------
Balance at December 31, 1995..............  83,332   999,960  1,093,451   1,777,223      --         (3,380,855 )      (603,672)
Exercise of warrants......................                      270,000     337,500                                    337,500
Net income................................                                                             125,834         125,834
                                            ------  --------  ---------  ----------  ------------   -----------  ----------------
Balance at June 30, 1996 (unaudited)......  83,332  $999,960  1,363,451  $2,114,723    $ --         $(3,255,021)   $  (140,338)
                                            ------  --------  ---------  ----------  ------------   -----------  ----------------
                                            ------  --------  ---------  ----------  ------------   -----------  ----------------

   The accompanying notes are an integral part of these financial statements.

                        IMAGE GUIDED TECHNOLOGIES, INC.
                            STATEMENT OF CASH FLOWS

                                                                                         FOR THE SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,               JUNE 30,
                                                        ------------------------------  --------------------------
                                                             1994            1995           1995          1996
                                                        --------------  --------------  ------------  ------------
                                                                                        (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).....................................  $   (1,060,255) $   (1,051,949) $   (725,851) $    125,834
Adjustments to reconcile net income (loss) to net cash
 used by operating activities:
  Depreciation........................................          23,710          52,082        22,684        41,127
  Amortization of debt discount.......................                         131,692
  Provision for doubtful accounts.....................                          26,907         6,175        17,428
  Write-off of fixed assets...........................          51,046          40,828
  Stock option compensation expense...................          29,724
  Allowance for inventory obsolescence................          32,546          12,892        20,546        (3,339)
  Changes in operating assets and liabilities:
    Accounts receivable...............................        (177,178)       (269,911)      306,329       (72,407)
    Inventories.......................................         (89,742)        (74,782)      (70,693)     (176,789)
    Other current assets..............................         (11,796)        (23,955)      (17,583)      (82,091)
    Deposits..........................................                                                     (12,000)
    Accounts payable..................................         (39,959)        143,606        63,043        18,278
    Accrued liabilities...............................          70,143         289,343        46,411       (10,403)
                                                        --------------  --------------  ------------  ------------
    Net cash used by operating activities.............      (1,171,761)       (723,247)     (348,939)     (154,362)
                                                        --------------  --------------  ------------  ------------
INVESTING ACTIVITIES
Additions to property and equipment...................        (121,689)       (112,378)      (78,381)      (77,109)
                                                        --------------  --------------  ------------  ------------
    Net cash used by investing activities.............        (121,689)       (112,378)      (78,381)      (77,109)
                                                        --------------  --------------  ------------  ------------
FINANCING ACTIVITIES
Payments on short-term line of credit.................        (250,000)
Proceeds from issuance of debt and warrants...........                         775,000       365,000
Proceeds from the issuance of common stock and
 preferred stock......................................       1,635,142              41            40       337,500
                                                        --------------  --------------  ------------  ------------
    Net cash provided by financing activities.........       1,385,142         775,041       365,040       337,500
                                                        --------------  --------------  ------------  ------------
Net increase (decrease) in cash and cash
 equivalents..........................................          91,692         (60,584)      (62,280)      106,029
Cash and cash equivalents at beginning of period......             714          92,406        92,406        31,822
                                                        --------------  --------------  ------------  ------------
Cash and cash equivalents at end of period............  $       92,406  $       31,822  $     30,126  $    137,851
                                                        --------------  --------------  ------------  ------------
                                                        --------------  --------------  ------------  ------------
SUPPLEMENTAL CASH FLOW DISCLOSURES
Interest paid.........................................  $       26,154  $          250                $      5,416
Equipment acquired under capital lease................                                                $    126,016

   The accompanying notes are an integral part of these financial statements.

                        IMAGE GUIDED TECHNOLOGIES, INC.
                         NOTES TO FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

    Image Guided Technologies, Inc. (the "Company") was incorporated in 1990 in the State of Colorado to design, develop, manufacture and market proprietary, hand-held electro-optical 3-dimensional position input devices for medical and industrial applications. In March 1995, the Company changed its name from Pixsys, Inc. to Image Guided Technologies, Inc.

REVENUE RECOGNITION AND WARRANTY

    Revenue is recognized upon shipment. The Company offers a one-year warranty on products sold. The costs of product warranties are accrued at the time sales are recorded based upon estimates of costs to be incurred to repair or replace items under warranty.

INVENTORIES

    Inventories are carried at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost and depreciated on a straight-line basis over their estimated useful lives of two to five years.

CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost which approximates fair value.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INTERIM FINANCIAL DATA

    The interim financial data as of June 30, 1996 and for the six months ended June 30, 1995 and June 30, 1996 is unaudited; however, in the opinion of management of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented. All data presented in these notes at such date and for such periods is unaudited.

UNAUDITED PRO FORMA SHAREHOLDERS' EQUITY

    The Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission ("SEC") permitting the Company to sell shares of its common stock to the public. If the Company's initial public offering is consummated under the terms presently anticipated, all of the convertible preferred stock outstanding will automatically convert into 304,290 shares of common stock. Unaudited pro forma shareholders' equity as of June 30, 1996, as set forth on the accompanying balance sheet, is adjusted for the anticipated conversion of preferred stock.

                        IMAGE GUIDED TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

UNAUDITED PRO FORMA NET INCOME (LOSS) PER COMMON SHARE

    The Company's historical capital structure is not indicative of its prospective structure due to the automatic conversion of convertible preferred stock into common stock concurrent with the closing of the Company's anticipated initial public offering. Accordingly, historical net income (loss) per common share is not considered meaningful and has not been presented herein.

    Pro forma net income (loss) per common share is computed based on the weighted average number of common shares outstanding and gives effect to certain adjustments described below. Common equivalent shares are not included in the per share calculation where the effect of their inclusion would be antidilutive, except that, in conformity with SEC requirements, common and common equivalent shares issued during the twelve-month period prior to the filing of the Company's proposed initial public offering have been included in the calculation as if they were outstanding for all periods, using the treasury stock method and the assumed initial public offering price of $5 per share. Additionally, all outstanding shares of convertible preferred stock are assumed to have been converted to common stock at the time of their issuance.

UNAUDITED SUPPLEMENTAL PRO FORMA NET INCOME (LOSS) PER SHARE

    Supplemental pro forma net income (loss) per share is based on the weighted average number of shares of common stock and common stock equivalents used in the calculation of pro forma net income (loss) per share plus the number of shares that would be required to be sold, on a net proceeds basis, to repay borrowings outstanding on the Company's notes payable ($775,000 in the aggregate at June 30, 1996) as contemplated in connection with the Company's initial public offering. For purposes of this calculation, net income has been increased by $43,098 for the six-month period ended June 30, 1996 and net loss has been reduced by $43,192 for the year ended December 31, 1995, to reflect elimination of interest expense on such notes payable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of the Company's financial instruments, including cash, short-term trade receivables and payables and long-term debt, approximate their fair values.

CONCENTRATION OF CREDIT RISK

    The majority of the Company's revenues during 1994 and 1995 resulted from sales of a single product which is used to determine the location of a surgical instrument in a three dimensional space. Customers accounting for 10% or more of total revenues during 1994 and 1995 are as follows:

                                                                                             1994       1995
                                                                                           ---------  ---------
Customer A...............................................................................        18%
Customer B...............................................................................        18%
Customer C...............................................................................        12%
Customer D...............................................................................                   19%
Customer E...............................................................................                   13%
Customer F...............................................................................                   38%

    At December 31, 1994, 17%, 0% and 29% of accounts receivable were with customers A, B, and C, respectively. At December 31, 1995, 25%, 6% and 60% of accounts receivable were with customers D, E and F, respectively.

EXPORT SALES

    The Company had export sales totaling approximately $400,247 and $450,187 for the years ended December 31, 1994 and 1995, respectively, principally to Germany, France, and Canada.

                        IMAGE GUIDED TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

ADOPTION OF NEW ACCOUNTING STANDARDS

    The Company has reviewed Statements of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS TO BE DISPOSED OF, and No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, for applicability. Based on management's estimates and its intention to continue to apply its existing accounting for stock options, the adoption of these standards is not expected to have a material effect on the Company's financial statements.

2.  INVENTORIES

    Inventories are comprised of the following:

                                                                        DECEMBER 31,
                                                                  ------------------------
                                                                     1994         1995
                                                                  -----------  -----------   JUNE 30,
                                                                                               1996
                                                                                            -----------
                                                                                            (UNAUDITED)
Raw materials...................................................  $   126,281  $   211,029   $ 173,868
Work-in-process.................................................        4,125        4,104     182,912
Finished goods..................................................       15,506        5,561      40,703
                                                                  -----------  -----------  -----------
                                                                      145,912      220,694     397,483
Less allowance for obsolescence.................................      (32,546)     (45,438)    (42,099)
                                                                  -----------  -----------  -----------
                                                                  $   113,366  $   175,256   $ 355,384
                                                                  -----------  -----------  -----------
                                                                  -----------  -----------  -----------

3.  PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                                                      DECEMBER 31,
                                                                                 -----------------------
                                                                                    1994        1995
                                                                                 ----------  -----------
Demonstration equipment........................................................  $    2,885  $    30,938
Computer equipment.............................................................      52,695       54,746
Production equipment...........................................................      23,909       44,658
Furniture and fixtures.........................................................      10,953       15,668
                                                                                 ----------  -----------
                                                                                     90,442      146,010
Less accumulated depreciation..................................................     (18,435)     (54,535)
                                                                                 ----------  -----------
                                                                                 $   72,007  $    91,475
                                                                                 ----------  -----------
                                                                                 ----------  -----------

4.  CREDIT ARRANGEMENTS

    In April 1994, a shareholder of the Company repaid amounts owed under a $250,000 revolving line of credit in return for 187,616 shares of the Company's common stock. The Company has no current lines of credit.

                        IMAGE GUIDED TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  NOTES PAYABLE

    The notes payable at December 31, 1995 and June 30, 1996 (unaudited) consist of the following:

Notes payable to shareholders or shareholders' wholly-owned subsidiaries;
 interest at 11% per year; principal and interest payable on demand......  $ 210,000
Note payable to related party; interest at 11% per year; principal and
 interest payable on demand..............................................     50,000
Notes payable to shareholders or shareholders' wholly-owned subsidiaries;
 interest at 11% per year; matures 1996 (as extended)....................    465,000
Note payable to related party; interest at 11% per year; matures 1996 (as
 extended)...............................................................     50,000
                                                                           ---------
                                                                           $ 775,000
                                                                           ---------
                                                                           ---------

    The Company issued 310,000 warrants to purchase common stock at an exercise price of $1.25 per share pursuant to each of the notes payable above. These warrants are fully vested and outstanding at December 31, 1995 and are exercisable through 2000. The warrants were valued in good faith by management at $131,692 and a corresponding amount was recorded as debt discount which was fully amortized, over the original term of the notes payable, during 1995. Of these warrants, 270,000 warrants were exercised in May and June of 1996.

    The notes payable are secured by the Company's current and future inventory, accounts receivable, intangible assets and intellectual property. The fair market value of the notes payable approximates their carrying value at December 31, 1995. Subsequent to December 31, 1995, the Company negotiated extended payment terms on the above notes payable. See Note 9.

6.  INCOME TAXES

    At December 31, 1994, the Company had net operating loss carryforwards of approximately $1,967,000. At December 31, 1995, the Company has net operating loss carryforwards of approximately $2,788,000 which expire from 2006-2010. During 1994, certain changes in the Company's ownership occurred which limit the future utilization of these net operating loss carryforwards. Future ownership changes may further limit the ability of the Company to realize its net operating loss carryforwards.

    At December 31, 1994 and 1995, the Company had gross deferred tax assets of approximately $792,000 and $1,180,000, respectively, consisting primarily of the tax effect of net operating loss carryforwards. The gross deferred tax assets have been reduced by a valuation allowance of $792,000 and $1,180,000, respectively, because, based on the weight of available evidence, management believes it is more likely than not that such benefits will not be realized. The valuation allowance increased by approximately $383,000 and $388,000 during 1994 and 1995, respectively, primarily because no benefit was recorded for current year losses.

    The difference between the expected statutory benefit, determined by applying the federal income tax rate of 34% to loss before income tax, and the Company's tax benefit was primarily the additional valuation allowance recorded against net operating loss benefits generated during 1994 and 1995. No provision for income taxes has been recorded during 1996, as the Company has been able to utilize net operating loss carryforwards.

                        IMAGE GUIDED TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.  SHAREHOLDERS' EQUITY

STOCK SPLIT

    During 1994, the Company effected a four-for-one stock split of the Company's common stock. All common stock and stock option amounts presented in these financial statements reflect this stock split.

CONVERTIBLE PREFERRED STOCK

    Holders of Series A Convertible Preferred Stock ("Series A stock") are entitled to receive dividends equal to those paid on the number of common shares into which the preferred shares are convertible. Each share of outstanding Series A stock is entitled to as many votes as the number of shares of common stock into which it is convertible. The holders of Series A shares may, at any time, convert their preferred shares into common shares on a one-for-one basis, subject to adjustments for stock splits and certain antidilution provisions. As of December 31, 1995, such Series A shares outstanding would convert to approximately 304,290 shares of common stock. All Series A stock automatically converts into common stock at the closing of an underwritten public offering of common stock of the Company with aggregate offering proceeds of no less than $5,000,000 or when at least 75% of all outstanding Series A stock has been converted.

    In the event of a liquidation of the Company, holders of Series A shares will be entitled to a liquidation preference of $3.75 per share, before adjustment for any future stock splits.

COMMON STOCK

    At December 31, 1995, the Company has reserved an aggregate of 1,234,454 shares of its common stock for the conversion of the outstanding Series A stock and stock issuable upon exercise of outstanding options and warrants.

STOCK OPTIONS

    Stock option activity is as follows:

                                                                            OPTIONS     EXERCISE PRICE
                                                                           ----------  ----------------
Options outstanding at December 31, 1993.................................     184,356  $    .0031
Options granted..........................................................     359,600    .0031-1.6625
Options exercised........................................................    (103,136)      .0031
Options forfeited........................................................      (2,452)      .0031
                                                                           ----------  ----------------
Options outstanding at December 31, 1994.................................     438,368    .0031-1.6625
Options granted..........................................................     248,312        1.25
Options exercised........................................................     (13,328)      .0031
Options forfeited........................................................     (37,800)       1.25
                                                                           ----------  ----------------
Options outstanding at December 31, 1995.................................     635,552  $ 1.25-1.6625
                                                                           ----------  ----------------
                                                                           ----------  ----------------

    The Company has authorized 640,000 options to be granted pursuant to its stock option plan. At December 31, 1995, there were 4,448 options available for grant under the plan. Options are generally granted at fair market value as determined by the Board of Directors at the date of grant and vest over a five-year period. At December 31, 1995, 264,824 options are exercisable.

WARRANTS

    At December 31, 1995, and in addition to those warrants described in Note 5, 22,240 warrants to purchase common stock of the Company are outstanding at an exercise price of $3.13 per share. The warrants are fully exercisable and expire in 1996. Subsequent to December 31, 1995, the warrants expired prior to exercise.

                        IMAGE GUIDED TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.  COMMITMENTS AND CONTINGENCIES

    The Company leases certain equipment under non-cancelable leases and the Company has required future minimum rental payments of $1,004 at December 31, 1995. A shareholder of the Company is an owner of the facility leased by the Company under a short-term cancelable lease which expired in February, 1996. Rent expense for 1994 and 1995 was $21,645 and $48,604, respectively.

9.  OTHER EVENTS SUBSEQUENT TO DECEMBER 31, 1995

    Subsequent to December 31, 1995, the Company and the note holders agreed to extend the due dates of all principal ($775,000 at December 31, 1995) and accrued interest at December 31, 1995 to the earlier of June 30, 1997 or thirty days after the closing of an underwritten initial public offering of the Company's common stock with gross proceeds of not less than $5,000,000.

    Subsequent to December 31, 1995, the Company's board of directors authorized the Company to undertake an initial public offering of the Company's common stock pursuant to a letter of intent dated May 21, 1996.


    On September 23, 1996, the Company's shareholders approved a four for five reverse split of the Company's outstanding shares of common stock, as well as an equivalent change in the conversion rate applicable to Series A Convertible Preferred Stock and the exercise prices and related common shares subject to outstanding stock options and warrants. As a result of the reverse stock split, all share and per share information included in these financial statements have been restated for all periods presented.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATES AS OF WHICH SUCH INFORMATION IS FURNISHED.

                            ------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................     3
Risk Factors..............................................................     6
Use of Proceeds...........................................................    13
Dividend Policy...........................................................    14
Capitalization............................................................    15
Dilution..................................................................    16
Selected Financial Information............................................    17
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................    18
Business..................................................................    21
Management................................................................    31
Certain Transactions......................................................    38
Principal and Management Shareholders.....................................    39
Description of Securities.................................................    41
Shares Eligible for Future Sale...........................................    43
Underwriting..............................................................    45
Legal Matters.............................................................    47
Experts...................................................................    47
Change In Independent Accountants.........................................    47
Additional Information....................................................    48


                         ------------------------------


    UNTIL NOVEMBER 15, 1996 (25 DAYS AFTER THE DATE OF THE PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.



                                1,250,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              HAMPSHIRE SECURITIES
                                  CORPORATION


                                OCTOBER 21, 1996


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